Filed pursuant to General Instruction to II.K of Form F-9;
File No. 333-142347

Prospectus Supplement
(to Prospectus dated May 1, 2007)
US$700,000,000

CANADIAN PACIFIC RAILWAY COMPANY
US$400,000,000 5.75% Notes due 2013
US$300,000,000 6.50% Notes due 2018

The notes due 2013 and the notes due 2018 will bear interest at the rate of 5.75% per year and 6.50% per year, respectively. We will pay interest on the 2013 notes semi-annually in arrears on May 15 and November 15 of each year, beginning November 15, 2008 and on the 2018 notes semi-annually in arrears on May 15 and November 15 of each year, beginning November 15, 2008. The 2013 notes and the 2018 notes will mature on May 15, 2013 and May 15, 2018, respectively. We may redeem some or all of the notes at any time, at 100% of their principal amount plus a make-whole premium as described in this prospectus supplement. We may also redeem all (and not less than all) of the notes if certain changes affecting Canadian withholding taxes occur. The notes do not have the benefit of any sinking fund.

The notes will be our unsecured obligations and rank equally with all of our existing and future unsecured and unsubordinated indebtedness.

Investing in the notes involves risks that are described in the “Risk Factors” section on page S-8 of this prospectus supplement and on page 20 of the accompanying prospectus.

We are permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus supplement and the accompanying prospectus in accordance with Canadian disclosure requirements which are different from those of the United States. We prepare our financial statements in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards. As a result, they may not be comparable to financial statements of United States companies in certain respects. Information regarding the impact upon our financial statements of significant differences between Canadian and U.S. generally accepted accounting principles is contained in the notes to the annual consolidated financial statements incorporated by reference in the accompanying prospectus.

Owning the notes may subject you to tax consequences both in the United States and in Canada. This prospectus supplement and the accompanying prospectus may not describe these tax consequences fully. You should read the tax discussion in this prospectus supplement.

Your ability to enforce civil liabilities under the U.S. federal securities laws may be affected adversely because we are incorporated in Canada, some or all of our officers and directors and some or all of the experts named in this prospectus supplement and the accompanying prospectus are residents of Canada, and a substantial portion of our assets and all or a substantial portion of the assets of such persons are located outside of the United States.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offence.

	Per 2013 Note	Total		Per 2018 Note	Total

Public offering price(1)	99.625%	US$	398,500,000	99.588%	US$	298,764,000
Underwriting commission	0.600%	US$	2,400,000	0.650%	US$	1,950,000
Proceeds, before expenses, to us(1)	99.025%	US$	396,100,000	98.938%	US$	296,814,000

(1)	Plus accrued interest from May 20, 2008 if settlement occurs after that date.

The underwriters expect to deliver the notes in book-entry form only through the facilities of The Depository Trust Company for the accounts of its participants, including Clearstream Banking, société anonyme, Luxembourg and Euroclear Bank S.A./N.V. on or about May 20, 2008.

Joint Book-Running Managers

Morgan Stanley	RBC Capital Markets

Co-Managers
Banc of America Securities LLC
CIBC World Markets
JPMorgan
Scotia Capital
TD Securities

The date of this prospectus supplement is May 14, 2008.

IMPORTANT NOTICE ABOUT INFORMATION IN
THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

This document is in two parts. The first part, this prospectus supplement, describes the specific terms of the notes we are offering and also adds and updates certain information contained in the accompanying prospectus and documents incorporated by reference. The second part, the base prospectus, dated May 1, 2007, gives more general information, some of which may not apply to the notes we are offering. The accompanying base prospectus is referred to as the “prospectus” in this prospectus supplement.

If the description of the notes varies between this prospectus supplement and the prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the prospectus, as well as information we previously filed with the U.S. Securities and Exchange Commission and with the Alberta Securities Commission and incorporated by reference, is accurate as of the date of such information only. Our business, financial condition, results of operations and prospects may have changed since those dates.

In this prospectus supplement, all capitalized terms used and not otherwise defined herein have the meanings provided in the prospectus. In the prospectus and this prospectus supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars, and all financial information included and incorporated by reference in the prospectus and this prospectus supplement is determined using Canadian generally accepted accounting principles (“Canadian GAAP”). “U.S. GAAP” means generally accepted accounting principles in the United States. For a discussion of the principal differences between the financial results of our parent corporation, Canadian Pacific Railway Limited (“CPRL”), as calculated under Canadian GAAP and under U.S. GAAP, you should refer to note 24 of CPRL’s audited consolidated financial statements for the year ended December 31, 2007, incorporated by reference in the prospectus.

Unless otherwise specified or the context otherwise requires, all references in this prospectus supplement and the prospectus to “we”, “us”, “our” or “CP” refer to Canadian Pacific Railway Company and its subsidiaries on a consolidated basis. In the sections entitled “Summary of the Offering” and “Description of the Notes” in this prospectus supplement and “Description of Debt Securities” in the prospectus, “we”, “us”, “our” or “CP” refer to only Canadian Pacific Railway Company, without any of its subsidiaries.

This prospectus supplement is deemed to be incorporated by reference into the prospectus solely for the purposes of the offering of the notes offered hereby. Other documents are also incorporated or deemed to be incorporated by reference into the prospectus. See “Documents Incorporated by Reference” in this prospectus supplement and “Where You Can Find More Information” in the prospectus.

Prospectus Supplement

FORWARD LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus contain or incorporate by reference certain forward looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 relating but not limited to our operations, anticipated financial performance, business prospects and strategies and those of our parent corporation, CPRL. Forward looking information typically contains statements such as “anticipate”, “believe”, “expect”, “plan” or similar words suggesting future outcomes. Forward looking statements in this prospectus supplement or incorporated by reference into the accompanying prospectus include, but are not limited to, statements with respect to: our and CPRL’s revenues, operating expenses and results of operations; our and CPRL’s strategic plan; quarterly and seasonal trends; our and CPRL’s capital commitments and expenditures; our and CPRL’s future free cash and the availability of other sources of liquidity; currency exchange rates, interest rates and any hedging programs we and CPRL undertake in respect thereof; fuel prices and any hedging programs we and CPRL undertake in respect thereof; the impact of changes in accounting policy; the outcome of contract negotiations (including in respect of government contracts); our and CPRL’s pension plan funding and future contributions; the outcome of litigation; the success and cost of environmental initiatives and remediation programs; the success and impact of our and CPRL’s restructuring initiatives; our and CPRL’s competitive environment; general economic conditions; and future tax rates.

Readers are cautioned to not place undue reliance on forward looking statements because it is possible that we and CPRL will not achieve predictions, forecasts, projections and other forms of forward looking information. In addition, we and CPRL undertake no obligation to update publicly or otherwise revise any forward looking information, whether as a result of new information, future events or otherwise except as required by law.

By its nature, our and CPRL’s forward looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors:

•	changes in business strategies;

•	general North American and global economic and business conditions;

•	the availability and price of energy commodities;

•	the effects of competition and pricing pressures;

•	industry capacity;

•	shifts in market demands;

•	changes in laws and regulations, including regulation of rates;

•	changes in taxes and tax rates;

•	potential increases in maintenance and operating costs;

•	uncertainties of litigation;

•	labour disputes;

•	risks and liabilities arising from derailments;

•	timing of completion of capital and maintenance projects;

•	currency and interest rate fluctuations;

•	effects of changes in market conditions on the financial position of pension plans and liquidity of investments;

•	various events that could disrupt operations, including severe weather conditions;

•	security threats and governmental response to them; and

•	technological changes.

We caution that the foregoing list of important factors is not exhaustive. Events or circumstances could cause our and CPRL’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward looking statements. You should also carefully consider the matters discussed under “Risk Factors” in this prospectus supplement and in the prospectus.

EXCHANGE RATE INFORMATION

CPRL publishes its consolidated financial statements in Canadian dollars. In this prospectus supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars and references to “dollars” or “$” are to Canadian dollars and references to “US$” are to United States dollars.

The following table sets forth the Canada/U.S. exchange rates on the last day of the periods indicated as well as the high, low and average rates for such periods. The high, low and average exchange rates for each period were identified or calculated from spot rates in effect on each trading day during the relevant period. The exchange rates shown are expressed as the number of U.S. dollars required to purchase one Canadian dollar. These exchange rates are based on those published on the Bank of Canada’s website as being in effect at approximately noon on each trading day (the “Bank of Canada noon rate”). On May 13, 2008, the Bank of Canada noon rate was US$0.9995 equals $1.00.

	Year Ended December 31,			Three Months Ended March 31,
	2007	2006	2005	2008	2007

Period End	1.0120	0.8581	0.8577	0.9729	0.8650
High	1.0905	0.9099	0.8690	1.0289	0.8674
Low	0.8437	0.8528	0.7872	0.9686	0.8437
Average	0.9304	0.8817	0.8254	0.9958	0.8537

SUMMARY OF THE OFFERING

The following is a brief summary of some of the terms of this offering. For a more complete description of the terms of the notes, see “Description of the Notes” in this prospectus supplement and “Description of Debt Securities” in the prospectus.

Securities Offered	US$400 million aggregate principal amount of 5.75% notes due 2013.

US$300 million aggregate principal amount of 6.50% notes due 2018.

Interest Payment Dates	May 15 and November 15 of each year, beginning November 15, 2008 for the 5.75% notes due 2013.

May 15 and November 15 of each year, beginning November 15, 2008 for the 6.50% notes due 2018.

Maturity Date	May 15, 2013 for the 5.75% notes due 2013.

May 15, 2018 for the 6.50% notes due 2018.

Ranking	The notes will be unsecured obligations ranking pari passu with all of our existing and future unsecured and unsubordinated indebtedness. The notes will be structurally subordinated to all existing and future liabilities, including trade payables and other indebtedness, of any of our subsidiaries. See “Description of Debt Securities — Ranking” in the accompanying prospectus.

Optional Redemption	We may redeem some or all of the 2013 notes and some or all of the 2018 notes at any time at the redemption prices described in this prospectus supplement. See “Description of the Notes — Optional Redemption” in this prospectus supplement. We may also redeem all of the 2013 notes or all of the 2018 notes at the redemption price described in the accompanying prospectus at any time in the event certain changes affecting Canadian withholding taxes occur. See “Description of Debt Securities — Tax Redemption” in the accompanying prospectus.

Form and Denomination	The notes will be represented by fully registered global securities registered in the name of the nominee of The Depository Trust Company. Beneficial interests in any registered global security will be in denominations of US$2,000 and integral multiples of US$1,000 in excess thereof. Except as described under “Description of the Notes” in this prospectus supplement and “Description of Debt Securities” in the accompanying prospectus, notes in definitive form will not be issued.

Change of Control	If a change of control that is accompanied by a downgrade in the rating of these notes such that the notes are no longer investment grade occurs, we will be required to make an offer to purchase the notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of repurchase, as described under the heading “Description of the Notes — Change of Control.”

Additional Issues	We may, from time to time, without notice to or the consent of holders of the notes, create and issue additional notes ranking equally with the notes offered hereby in all respects (or in all respects except for the payment of interest accruing prior to the issue date of the new notes or except for the first payment of interest following the issue date of the new notes). These additional notes may be consolidated and form a single series with the 2013 notes or the 2018 notes, as applicable, and have the same terms as to status, redemption or otherwise as the 2013 notes or the 2018 notes, as applicable.

Certain Covenants	The indenture pursuant to which the notes will be issued contains certain covenants that, among other things:

• limit our ability to create liens; and

• restrict our ability to consolidate or merge with a third party or transfer all or substantially all of our assets.

These covenants are subject to important exceptions and qualifications which are described under the caption “Description of Debt Securities” in the accompanying prospectus.

Additional Amounts	We will make payments on the notes without withholding or deduction for Canadian taxes unless required to be withheld or deducted by law or the interpretation or administration thereof in which case, subject to certain exemptions, we will pay such additional amounts as may be necessary so that the net amount received by holders of the notes after such withholding or deduction will not be less than the amount that such holders would have received in the absence of such withholding or deduction. However, no additional amounts will be payable in excess of the additional amounts that would be payable if the holder was a resident of the United States for the purposes of the Canada-U.S. Income Tax Convention (1980), as amended. See “Description of Debt Securities — Additional Amounts” in the accompanying prospectus.

Use of Proceeds	The net proceeds to us from this offering will be approximately US$692.2 million, after deducting underwriting commissions and estimated expenses of the offering. The net proceeds received by us from the sale of the notes will be used to repay a portion of the indebtedness incurred to fund our October 2007 acquisition of Dakota, Minnesota & Eastern Railroad Corporation. See “Use of Proceeds” in this prospectus supplement.

Credit Ratings	The notes have been assigned a rating of “Baa3” by Moody’s Investors Service, Inc., a rating of “BBB” with a negative outlook by Standard & Poor’s, a Division of The McGraw-Hill Companies, Inc., and a rating of “BBB” by DBRS Limited.

Governing Law	The notes and the indenture governing the notes will be governed by the laws of the State of New York.

RISK FACTORS

In addition to the risk factors set forth below, additional risk factors are discussed in CPRL’s annual information form dated February 19, 2008 and CPRL’s management’s discussion and analysis for the year ended December 31, 2007 and for the three months ended March 31, 2008, which are incorporated by reference in the accompanying prospectus. Prospective purchasers of notes should consider carefully the risk factors set forth below as well as the other information contained in and incorporated by reference in the accompanying prospectus before purchasing the notes offered hereby.

If any event arising from these risks occurs, our and CPRL’s business, financial condition or results of operations could be materially adversely affected.

There can be no assurance that the Surface Transportation Board will approve the DM&E acquisition.

Our acquisition of Dakota, Minnesota & Eastern Railroad Corporation (“DM&E”), which was completed in October 2007, is subject to review and approval by the U.S. Surface Transportation Board (“STB”) during which time the shares of DM&E are being held in an independent voting trust. The voting trust is a requirement of U.S. law and we do not exercise control over DM&E during the time in which the shares are subject to the voting trust. Application for review was submitted by us, some of our subsidiaries and DM&E on December 5, 2007 and the STB has indicated that it will release its decision by September 30, 2008. There can be no assurance that the STB will approve the DM&E acquisition on its current terms, on terms acceptable to us or at all. If the STB does not approve the DM&E acquisition, or approves it on terms that are not acceptable to us, we would not be authorized to control DM&E and would be required to divest the shares of DM&E within two years of the decision. In such event, the price we receive for DM&E on divesture may be different than the price for which it was acquired. We expect that the proceeds of any such sale would be used for general corporate purposes.

There may be unexpected costs or liabilities related to the DM&E acquisition.

Although we conducted what we believed to be a prudent and thorough level of investigation in connection with the DM&E acquisition, an unavoidable level of risk remains regarding any undisclosed or unknown liabilities of, or issues concerning, DM&E. We may discover that we have acquired substantial undisclosed liabilities. In addition, we may be unable to retain existing DM&E customers or employees. Only certain of these events may entitle us to claim indemnification under the acquisition agreement relating to the DM&E acquisition.

There are risks associated with the transition of DM&E into our operations.

To effectively transition DM&E into our current operations, we must establish appropriate operational, administrative, financial and management systems and controls and marketing functions relating to DM&E. This will require substantial attention from our management team. This diversion of management attention, as well as any other difficulties which we may encounter in completing the transition process, could have an adverse impact on our business, financial condition and results of operations. There can be no assurance that we will be successful in transitioning DM&E’s operations, or that the expected benefits, including anticipated growth opportunities and synergies, will be realized. The transition of DM&E into our operations cannot occur until, and unless, the STB approves the DM&E acquisition.

CANADIAN PACIFIC RAILWAY COMPANY

We are one of Canada’s oldest corporations and were North America’s first transcontinental railway. From our inception 127 years ago, we have developed into a fully-integrated and technologically advanced Class I railway providing rail and intermodal freight transportation services over a 13,200-mile network serving the principal business centres of Canada, from Montreal, Quebec, to Vancouver, B.C., and the U.S. Midwest and Northeast regions.

We are a wholly-owned subsidiary of CPRL, a publicly-traded corporation whose common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange. Pursuant to a decision of the applicable Canadian securities regulatory authorities, we are not subject to most Canadian continuous disclosure requirements, provided that CPRL complies with its continuous disclosure requirements.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately US$692.2 million, after deducting the underwriting commission and after deducting estimated expenses of the offering of approximately US$0.7 million. The net proceeds received by us from the sale of the notes will be used to repay a portion of the indebtedness incurred to fund the DM&E acquisition under an acquisition credit facility with a syndicate of banks (the “Acquisition Credit Facility”).

The indebtedness outstanding under the Acquisition Credit Facility bears interest at a floating rate, is repayable on April 4, 2009 and is unsecured. As at March 31, 2008, the amount outstanding under the Acquisition Credit Facility was US$1.27 billion. We currently intend to conduct an offering of medium term notes in Canada, under our base shelf prospectus dated June 1, 2007 filed with the securities regulatory authorities in Canada, to repay a portion of the balance of the indebtedness outstanding under the Acquisition Credit Facility. The terms of such offering have not been determined but may be determined soon after the completion of this offering. There is no assurance that such offering of medium term notes in Canada will be completed.

CONSOLIDATED CAPITALIZATION

The following table summarizes CPRL’s cash and cash equivalents and consolidated capitalization at March 31, 2008, and as adjusted to give effect to the issuance of the notes offered by this prospectus supplement and the application of the net proceeds to repay a portion of the indebtedness outstanding under the Acquisition Credit Facility as described under “Use of Proceeds”. You should read this table together with the unaudited consolidated financial statements of CPRL for the three months ended March 31, 2008 incorporated by reference in the accompanying prospectus. In the “As Adjusted” column, the U.S. dollar amount of the notes offered hereby has been converted to Canadian dollars using the Bank of Canada noon buying rate of US$0.9729 per $1.00 at March 31, 2008.

	As at March 31, 2008
	Actual	As Adjusted
	(millions of dollars)

Cash and cash equivalents	$71.3	$71.3

Short-term borrowing	$66.7	$66.7

Long-term debt maturing within one year	$31.1	$31.1

Long-term liabilities
Long-term debt	4,267.6	3,556.1
Notes offered hereby	—	711.5

Total long-term liabilities	4,267.6	4,267.6

Shareholders’ equity:
Share capital	1,210.4	1,210.4
Contributed surplus	38.5	38.5
Accumulated other comprehensive income	42.1	42.1
Retained income	4,240.1	4,240.1

Total shareholders’ equity	5,531.1	5,531.1

Total capitalization	$9,829.8	$9,829.8

EARNINGS COVERAGE

The earnings coverage ratios set out below have been prepared and included in this prospectus supplement in accordance with Canadian disclosure requirements and have been calculated based on information prepared in accordance with Canadian GAAP.

For further information regarding earnings coverage, reference is made to “Earnings Coverage” in the accompanying prospectus.

The following earnings coverages are calculated on a consolidated basis for the twelve-month period ended December 31, 2007 based on audited information and for the twelve-month period ended March 31, 2008 based on unaudited information. In calculating the ratios, the net interest expense has been adjusted to give effect to the issuance of the notes and the application of the net proceeds to the repayment of a portion of the indebtedness under the Acquisition Credit Facility.

	Twelve Months	Twelve Months
	Ended	Ended
	December 31,	March 31,
	2007	2008

Earnings coverage on long-term debt
Before foreign exchange on long-term debt(1)(3)	4.8x	4.5x
After foreign exchange on long-term debt(2)(3)	5.5x	5.1x

Notes:

(1)	Earnings coverage is equal to income (before foreign exchange on long-term debt) before net interest expense and income tax expense divided by net interest expense on all debt.

(2)	Earnings coverage is equal to income (after foreign exchange on long-term debt) before net interest expense and income tax expense divided by net interest expense on all debt.

(3)	The earnings coverage ratios have been calculated excluding carrying charges for the $31.0 million and $31.1 million in long-term debt maturing within one year reflected as current liabilities in CPRL’s consolidated balance sheets as at December 31, 2007 and March 31, 2008, respectively. If such long-term debt maturing within one year had been classified in its entirety as long-term debt for purposes of calculating earnings coverage ratios, the entire amount of the annual carrying charges for such long-term debt maturing within one year would have been reflected in the calculation of CPRL’s earnings coverage ratios. For the twelve-month period ended December 31, 2007, earnings coverage on long-term debt before foreign exchange on long-term debt and after foreign exchange on long-term debt would have been 4.7 and 5.4, respectively. For the twelve-month period ended March 31, 2008, earnings coverage on long-term debt before foreign exchange on long-term debt and after foreign exchange on long-term debt would have been 4.4 and 5.0, respectively.

DESCRIPTION OF THE NOTES

The following description of the terms of the notes supplements the description set forth in the prospectus and should be read in conjunction with “Description of Debt Securities” in the prospectus. In addition, such description is qualified in its entirety by reference to the Indenture under which the notes are to be issued, referred to in the prospectus. Capitalized terms used but not defined in the prospectus supplement have the meanings ascribed to them in the prospectus. In this section only, “we”, “us”, “our” or “CP” refer to Canadian Pacific Railway Company without any of its subsidiaries through which it operates.

General

The notes will be our direct unsecured obligations. The 2013 notes initially will be issued in an aggregate principal amount of US$400 million and the 2018 notes initially will be issued in an aggregate principal amount of US$300 million. The 2013 notes will mature on May 15, 2013 and the 2018 notes will mature on May 15, 2018. The 2013 notes will bear interest at the rate of 5.75% per year and the 2018 notes will bear interest at the rate of 6.50% per year. Interest will be payable on the 2013 notes from May 20, 2008, or from the most recent date to which interest has been paid or provided for, payable semi-annually on May 15 and November 15 of each year, commencing November 15, 2008 to the persons in whose names the notes are registered at the close of business on the next preceding May 1 or November 1, respectively. Interest will be payable on the 2018 notes from May 20, 2008, or from the most recent date to which interest has been paid or provided for, payable semi-annually on May 15 and November 15 of each year, commencing November 15, 2008 to the persons in whose names the notes are registered at the close of business on the next preceding May 1 or November 1, respectively.

Payment of principal, premium, if any, and interest on the notes will be made in United States dollars.

We may, from time to time, without notice to or the consent of holders of notes, create and issue additional notes under the Indenture in addition to the aggregate principal amount of 2013 notes or the 2018 notes offered hereby. Such additional notes will rank equally with the 2013 notes or the 2018 notes offered hereby in all respects (or in all respects except for the payment of interest accruing prior to the issue date of the new notes or except for the first payment of interest following the issue date of the new notes) so that the new notes may be consolidated and form a single series with the 2013 notes or the 2018 notes, as applicable, and have the same terms as to status, redemption and otherwise as the 2013 notes or the 2018 notes, as applicable. In the event that additional notes are issued, we will prepare a new prospectus supplement.

The provisions of the Indenture relating to the payment of additional amounts in respect of Canadian withholding taxes in certain circumstances (described under the caption “Description of Debt Securities — Additional Amounts” in the accompanying prospectus) and the provisions of the Indenture relating to the redemption of debt securities in the event of specified changes in Canadian withholding tax law on or after the date of this prospectus supplement (described under the caption “Description of Debt Securities — Tax Redemption” in the accompanying prospectus) will apply to the notes.

The notes will not be entitled to the benefits of any sinking fund.

Optional Redemption

The notes will be redeemable in whole or in part at any time, at our option, at redemption prices equal to the greater of (1) 100% of the principal amount of the notes and (2) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis at the Treasury Yield plus 40 basis points in the case of the 2013 notes and plus 40 basis points in the case of the 2018 notes, in either case, together with accrued interest to the date of redemption. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

Holders of notes to be redeemed will receive notice thereof by first class mail at least 30 and not more than 60 days prior to the date fixed for redemption.

Unless we default in the payment of the redemption price, from and after the redemption date, interest will cease to accrue on the notes or the portions thereof called for redemption.

“Treasury Yield” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

“Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

“Independent Investment Banker” means one of the Reference Treasury Dealers selected by the Trustee after consultation with us or, if such firm is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing in the United States appointed by the Trustee after consultation with us.

“Comparable Treasury Price” means (1) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (2) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 3:30 p.m. New York time on the third business day preceding such redemption date.

“Reference Treasury Dealers” means Morgan Stanley & Co. Incorporated and RBC Capital Markets Corporation or their affiliates which are primary U.S. government securities dealers, and their respective successors; provided, however, that if any of the foregoing ceases to be a primary U.S. government securities dealer in The City of New York (a “Primary Treasury Dealer”), we will substitute therefor another Primary Treasury Dealer.

Change of Control

If a Change of Control Triggering Event (as defined below) occurs, unless we have exercised our right to redeem the notes as described above, holders of notes will have the right to require us to repurchase all or any part equal to US$2,000 or an integral multiple of US$1,000 in excess thereof of the notes pursuant to the offer described below (the “Change of Control Offer”). In the Change of Control Offer, we will be required to offer payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest, if any, on the notes repurchased, to the date of purchase (the “Change of Control Payment”). Within 30 days following any Change of Control Triggering Event, we will be required to mail a notice to holders of notes describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase the notes on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”), pursuant to the procedures described in such notice. We must comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the senior notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Indenture, we will be required to comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control provisions of the Indenture by virtue of such conflicts.

On the Change of Control Payment Date, we will be required to:

•	accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

•	deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

•	deliver or cause to be delivered to the Trustee the notes properly accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being purchased.

For purposes of the foregoing discussion of a repurchase at the option of holders of notes, the following definitions are applicable:

“Below Investment Grade Rating Event” means the notes are rated below an Investment Grade Rating by at least two out of three of the Rating Agencies (as defined below), if there are three Rating Agencies, or all of the Rating Agencies, if there are less than three Rating Agencies, (the “Required Threshold”) on any date from the date of the public notice of an arrangement or transaction that could result in a Change of Control until the end of the 60-day period following public notice of the occurrence of the Change of Control, which 60-day period shall be extended if, by the end of the 60-day period, the rating of the notes is under publicly announced consideration for a possible downgrade by such number of Rating Agencies which, together with the Rating Agencies which have already lowered their ratings on the notes as aforesaid, would aggregate in number the Required Threshold, such extension to continue for so long as consideration for a possible downgrade continues by such number of Rating Agencies which, together with the Rating Agencies which have already lowered their ratings on the notes as aforesaid, would aggregate in number the Required Threshold.

“Change of Control” means the occurrence of any of the following: (1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or amalgamation), in one or a series of related transactions, of all or substantially all of the properties or assets of us and our subsidiaries taken as a whole to any person (as such term is used in Section 13(d) of the Exchange Act) other than us, CPRL or any of our or its subsidiaries; (2) the consummation of any transaction (including, without limitation, any merger or amalgamation) the result of which is that any person (as such term is used in Section 13(d) of the Exchange Act) becomes the beneficial owner, directly or indirectly, of more than 50% of the then outstanding number of CPRL’s voting shares; or (3) the first day on which a majority of the members of CPRL’s Board of Directors are not Continuing Directors.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Below Investment Grade Rating Event.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of CPRL who (1) was a member of such Board of Directors on the date of the issuance of the notes; or (2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election (either by a specific vote or by approval of CPRL’s proxy statement in which such member was named as a nominee for election as a director, without objection to such nomination).

“DBRS” means DBRS Limited.

“Investment Grade Rating” means a rating equal to or higher than BBB (low) (or the equivalent) by DBRS, Baa3 (or the equivalent) by Moody’s and BBB− (or the equivalent) by S&P.

“Moody’s” means Moody’s Investors Service, Inc.

“Rating Agencies” means (1) each of DBRS, Moody’s and S&P; and (2) if one or more of DBRS, Moody’s or S&P ceases to rate the notes or fails to make a rating of the notes publicly available for any reason outside of our control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Securities Exchange Act of 1934, as amended, selected by us (by a resolution of our Board of Directors) as a replacement agency for one or more of DBRS, Moody’s or S&P, as the case may be, or if a replacement agency is not selected, the remaining such agencies providing publicly available ratings of the notes.

“S&P” means Standard & Poor’s, a Division of The McGraw-Hill Companies, Inc.

Book-Entry System

The notes will be represented by fully registered global notes, without interest coupons and will be deposited upon issuance with the Trustee as custodian for The Depository Trust Company (“DTC”) in New York, New York, and registered in the name of DTC or its nominee, in each case, for credit to an account of a direct or indirect participant as described below. The provisions set forth under “Description of Debt Securities — Registered Global Securities” in the accompanying prospectus will be applicable to the Securities. Except as set forth below, the global notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Except as described under “Description of Debt Securities — Debt Securities in Global Form” in the accompanying prospectus, owners of beneficial interests in the Registered Global Securities representing the notes will not be entitled to receive notes in definitive form and will not be considered holders of notes under the Indenture.

Transfers of beneficial interests in the global notes are subject to the applicable rules and procedures of DTC and its direct or indirect participants, which may change.

Certain Book-Entry Procedures for the Global Notes

All interests in global notes will be subject to the operations and procedures of DTC, Euroclear and Clearstream Luxembourg. The descriptions of the operations and procedures of DTC, Euroclear and Clearstream Luxembourg set forth below are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to change by them from time to time. We obtained the information in this section and elsewhere in this prospectus supplement concerning DTC, Euroclear and Clearstream Luxembourg and their respective book-entry systems from sources that we believe are reliable, but we take no responsibility for the accuracy of any of this information, and investors are urged to contact the relevant system or its participants directly to discuss these matters.

DTC.  DTC has advised us that it is;

•	a limited-purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of the New York State Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code, as amended; and

•	a “clearing agency” registered pursuant to Section 17A of the Exchange.

DTC was created to hold securities for its participants (collectively, the “participants”) and to facilitate the clearance and settlement of securities transactions between its participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical transfer and delivery of certificates. DTC’s participants include securities brokers and dealers (including some or all of the underwriters), banks and trust companies, clearing corporations and certain other organizations. Indirect access to DTC’s system is also available to other entities such as Clearstream Luxembourg, Euroclear, banks, brokers, dealers and trust companies (collectively, the “indirect participants”) that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Investors who are not participants may beneficially own securities held by or on behalf of DTC only through participants or indirect participants in DTC.

Clearstream Luxembourg.  Clearstream Luxembourg is incorporated under the laws of Luxembourg as a professional depositary. Clearstream Luxembourg holds securities for its participating organizations (“Clearstream Luxembourg Participants”) and facilitates the clearance and settlement of securities transactions between Clearstream Luxembourg Participants through electronic book-entry changes in accounts of Clearstream Luxembourg Participants, thereby eliminating the need for physical movement of certificates.

Clearstream Luxembourg provides Clearstream Luxembourg Participants with, among other things, services for safekeeping, administration, clearance and establishment of internationally traded securities and securities lending and borrowing. Clearstream Luxembourg Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, and may include the underwriters. Indirect access to Clearstream Luxembourg is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Luxembourg Participants either directly or indirectly.

Distributions with respect to notes held beneficially through Clearstream Luxembourg will be credited to cash accounts of Clearstream Luxembourg Participants in accordance with its rules and procedures to the extent received by the U.S. Depositary for Clearstream Luxembourg.

Euroclear.  Euroclear was created in 1968 to hold securities for participants of Euroclear (“Euroclear Participants”) and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V. (the “Euroclear Operator”), under contract with Euro-clear Clearance Systems S.C., a Belgian cooperative corporation (the “Cooperative”). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

The Euroclear Operator is regulated and examined by the Belgian Banking Commission.

Distributions of principal and interest with respect to notes held through Euroclear or Clearstream Luxembourg will be credited to the cash accounts of Euroclear or Clearstream Luxembourg participants in accordance with the relevant system’s rules and procedures, to the extent received by such system’s depositary.

Links have been established among DTC, Clearstream Luxembourg and Euroclear to facilitate the initial issuance of the Notes and cross-market transfers of the Notes associated with secondary market trading. DTC will be linked indirectly to Clearstream Luxembourg and Euroclear through the DTC accounts of their respective U.S. depositaries.

Book-Entry Procedures.  We expect that, pursuant to procedures established by DTC:

•	upon deposit of each global note, DTC will credit, on its book-entry registration and transfer system, the accounts of participants designated by the underwriters with an interest in that global note; and

•	ownership of beneficial interests in the global notes will be shown on, and the transfer of ownership interests in the global notes will be effected only through, records maintained by DTC (with respect to the interests of participants) and by participants and indirect participants (with respect to the interests of persons other than participants).

The laws of some jurisdictions may require that some purchasers of notes take physical delivery of those notes in definitive form. Accordingly, the ability to transfer beneficial interests in notes represented by a global note to those persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person holding a beneficial interest in a global note to pledge or transfer that interest to persons or entities that do not participate in DTC’s system, or to otherwise take actions in respect of that interest, may be affected by the lack of a physical note in respect of that interest.

So long as DTC or its nominee is the registered owner of a global note, DTC or that nominee, as the case may be, will be considered the sole legal owner or holder of the notes represented by that global note for all purposes of the notes and the Indenture. Except as provided below, owners of beneficial interests in a global note (i) will not be entitled to have the notes represented by that global note registered in their names, (ii) will not receive or be entitled to receive physical delivery of notes in definitive form, and (iii) will not be considered the owners or holders of the notes represented by that beneficial interest under the Indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the Trustee. Accordingly, each holder owning a beneficial interest in a global note must rely on the procedures of DTC and, if that holder is not a participant or an indirect participant, on the procedures of the participant through which that holder owns its interest, to exercise any rights of a holder of notes under the Indenture or that global note. We understand that under existing industry practice, in the event that we request any action of holders of notes, or a holder that is an owner of a beneficial interest in a global note desires to take any action that DTC, as the holder of that global note, is entitled to take, DTC would authorize the participants to take that action and the participants would authorize holders owning through those participants to take that action or would otherwise act upon the instruction of those holders. Neither we nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to the notes.

Payments with respect to the principal of and interest on a global note will be payable by the Trustee to or at the direction of DTC or its nominee in its capacity as the registered holder of the global note under the Indenture. Under the terms of the Indenture, we and the Trustee may treat the persons in whose names the notes, including the global notes, are registered as the owners thereof for the purpose of receiving payment thereon and for any and all other purposes whatsoever. Accordingly, neither we nor the Trustee has or will have any responsibility or liability for the payment of those amounts to owners of beneficial interests in a global note. Payments by the participants and the indirect participants to the owners of beneficial interests in a global note will be governed by standing instructions and customary industry practice and will be the responsibility of the participants and indirect participants and not of DTC.

Transfers between participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds. Transfers between participants in Euroclear or Clearstream Luxembourg will be effected in the ordinary way in accordance with their respective rules and operating procedures.

Cross-market transfers between the participants in DTC, on the one hand, and Euroclear or Clearstream Luxembourg participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream Luxembourg, as the case may be, by its respective depositary; however, those cross-market transactions will require delivery of instructions to Euroclear or Clearstream Luxembourg, as the case may be, by the counterparty in that system in accordance with the rules and procedures and within the established deadlines (Brussels time) of that system. Euroclear or Clearstream Luxembourg, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant global notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream Luxembourg participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream Luxembourg.

Because of time zone differences, the securities account of a Euroclear or Clearstream Luxembourg participant purchasing an interest in a global note from a participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream Luxembourg participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream Luxembourg) immediately following the settlement date of DTC. DTC has advised us that cash received in Euroclear or

Clearstream Luxembourg as a result of sales of interest in a global note by or through a Euroclear or Clearstream Luxembourg participant to a participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream Luxembourg cash account only as of the business day for Euroclear or Clearstream Luxembourg following DTC’s settlement date.

Although we understand that DTC, Euroclear and Clearstream Luxembourg have agreed to the foregoing procedures to facilitate transfers of interests in the global notes among participants in DTC, Euroclear and Clearstream Luxembourg, they are under no obligation to perform or to continue to perform those procedures, and those procedures may be discontinued at any time. Neither we nor the Trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream Luxembourg or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Same-Day Settlement and Payment

We will make payments in respect of the notes represented by the global notes (including principal and interest) by wire transfer of immediately available funds to the accounts specified by the global note holder. We will make all payments of principal and interest with respect to notes in definitive form by wire transfer of immediately available funds to the accounts specified by the holders of the notes in definitive form or, if no such account is specified, by mailing a check to each such holder’s registered address. The notes represented by the global notes are expected to trade in DTC’s Same-Day Funds Settlement System.

Because of time zone differences, the securities account of a Euroclear or Clearstream Luxembourg participant purchasing an interest in a global note from a participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream Luxembourg participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream Luxembourg) immediately following the settlement date of DTC. DTC has advised us that cash received in Euroclear or Clearstream Luxembourg as a result of sales of interests in a global note by or through a Euroclear or Clearstream Luxembourg participant to a participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream Luxembourg cash account only as of the business day for Euroclear or Clearstream Luxembourg following DTC’s settlement date.

None of us, any underwriter or agent, the Trustee or any applicable paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in a global note, or for maintaining, supervising or reviewing any records.

DTC may discontinue providing its services as securities depository with respect to the notes at any time by giving reasonable notice to us or the Trustee. Under such circumstances, in the event that a successor securities depository is not obtained, notes in definitive form are required to be printed and delivered to each holder.

We may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, notes in definitive form will be printed and delivered.

CREDIT RATINGS

The notes have been assigned a rating of “Baa3” by Moody’s Investors Service, Inc. (“Moody’s”), a rating of “BBB” with a negative outlook by Standard & Poor’s, a Division of The McGraw-Hill Companies, Inc. (“S&P”), and a rating of “BBB” by DBRS Limited (“DBRS”). Credit ratings are intended to provide investors with an independent measure of credit quality of any issue of securities and are indicators of the likelihood of payment and of the capacity of a company to meet its financial commitment on the rated obligation in accordance with the terms of the rated obligation. The credit ratings assigned to the notes by the rating agencies are not recommendations to buy, sell or hold the notes and may be revised or withdrawn entirely at any time by a rating agency. Credit ratings may not reflect the potential impact of all risks on the value of the notes. In addition, real or anticipated changes in the rating assigned to the notes will generally affect the market value of the notes. There can be no assurance that a rating will remain in effect for a given period of time or that a rating will not be revised or withdrawn entirely by a rating agency in the future.

Moody’s credit ratings are on a long term debt rating scale that ranges from Aaa to C, representing the range from least credit risk to greatest credit risk of such securities rated. Moody’s applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through Caa in its long term debt rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid range ranking and the modifier 3 indicates that the issue ranks in the lower end of that generic rating category. According to the Moody’s rating system, debt securities rated within the Baa category are subject to moderate credit risk. They are considered medium-grade and as such, may possess certain speculative characteristics.

S&P’s credit ratings are on a long term debt rating scale that ranges from AAA to D, representing the range from highest to lowest quality of such securities rated. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus ( — ) sign to show relative standing within the major rating categories. According to S&P’s rating system, debt securities rated BBB exhibit adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments on the obligations.

DBRS’ credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the DBRS rating system, a debt security rated “BBB” is of adequate credit quality. Protection of interest and principal is considered adequate, but the entity is fairly susceptible to adverse changes in financial and economic conditions, or there may be other adverse conditions present which reduce the strength of the entity and its rated debt securities. The assignment of a “(high)” or “(low)” modifier within each rating category indicates relative standing within such category. The absence of either a “high” or “low” designation indicates the rating is in the “middle” of the category. The “high” and “low” grades are not used for the AAA category.

CERTAIN INCOME TAX CONSIDERATIONS

United States

The following summary describes certain U.S. federal income tax consequences that may be relevant to the purchase, ownership and disposition of notes by U.S. persons (as defined below) who purchase notes in this offering at the issue price set forth on the cover of this Prospectus Supplement and who hold the notes as capital assets (“U.S. Holders”) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This summary does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to particular holders in light of their particular circumstances nor does it deal with persons that are subject to special tax rules, such as dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, financial institutions, insurance companies, tax-exempt organizations, persons holding the notes as a part of a straddle, hedge, or conversion transaction or a synthetic security or other integrated transaction, U.S. Expatriates, persons whose “functional currency” is not the U.S. dollar, and holders who are not U.S. Holders. In addition, this summary does not address the tax consequences applicable to subsequent purchasers of the notes, and does not address any aspect of gift, estate or inheritance, or state, local or foreign tax law. Furthermore, the summary below is based upon the provisions of the Code and U.S. Treasury regulations, rulings and judicial decisions under the Code as of the date of this Prospectus Supplement, and those authorities may be repealed, revoked or modified (possibly with retroactive effect) so as to result in U.S. federal income tax consequences different from those discussed below. There can be no assurance that the Internal Revenue Service (“IRS”) will take a similar view as to any of the tax consequences described in this summary.

Persons considering the purchase, ownership or disposition of notes should consult their own tax advisors concerning the U.S. federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any state or of any local or foreign taxing jurisdiction.

As used in this section, the term “U.S. person” means a beneficial owner of a note that is (i) a citizen or individual resident of the United States, (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision of the United States, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust (A) if a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust, or (B) that was in existence on August 20, 1996, was treated as a United States person under the Code on the previous day, and validly elected to continue to be so treated under applicable U.S. Treasury regulations.

If a partnership (or an entity taxable as a partnership for U.S. federal income tax purposes) holds a note, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. A partner of a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holding a note should consult its own tax advisors.

Payments of Interest

Interest on a note will generally be includible by a U.S. Holder as ordinary income at the time the interest is paid or accrued, depending on the U.S. Holder’s method of accounting for U.S. federal income tax purposes. In addition to interest on the notes, a U.S. Holder will be required to include as income any additional amounts we may pay to cover any Canadian taxes withheld from interest payments. As a result, a U.S. Holder may be required to include more interest in gross income than the amount of cash it actually receives. A U.S. Holder may be entitled to deduct or credit foreign withheld tax, subject to applicable limitations in the Code. For U.S. foreign tax credit purposes, interest income on a note generally will constitute foreign source income and, generally will be considered either “passive category income” or “general category income”. The rules governing the foreign tax credit are complex and investors are urged to consult their tax advisors regarding the availability of the credit under their particular circumstances.

Sale, Exchange or Other Disposition of the notes

Upon the sale, exchange or other disposition of a note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized (reduced by any amounts attributable to accrued but unpaid interest, which will be taxable as ordinary income) and the U.S. Holder’s adjusted tax basis in the note. Such gain or loss generally will constitute long-term capital gain or loss if the note was held by such U.S. Holder for more than one year and otherwise will be short-term capital gain or loss. Under current law, net capital gains of non-corporate taxpayers (including individuals) are, under some circumstances, taxed at lower rates than items of ordinary income. The deductibility of capital losses is subject to limitations. For U.S. foreign tax credit purposes such gain or loss generally will constitute U.S. source income.

Backup Withholding and Information Reporting

In general, information reporting requirements will apply to payments of principal and interest on a note and payments of the proceeds of sale to U.S. Holders other than certain exempt recipients (such as corporations). In addition, a backup withholding tax (currently at a rate of 28%) may apply to such payments if such a U.S. Holder fails to provide an accurate taxpayer identification number or otherwise fails to comply with applicable requirements of the backup withholding rules. Any amounts withheld under those rules will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability or refundable to the extent it exceeds such liability, provided that the required information is provided to the IRS in a timely manner. A U.S. Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS.

The discussion of U.S. federal income tax consequences set forth above is for general information only. Prospective purchasers should consult their tax advisors with respect to the tax consequences to them of the purchase, ownership and disposition of the notes, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in U.S. federal or other tax laws.

Canada

The following describes the principal Canadian federal income tax considerations as of the date of this prospectus supplement, generally applicable to a purchaser of notes (a “Non-Resident Holder”) who, for the purposes of the Income Tax Act (Canada) (the “ITA”) at all relevant times, is not, and is not deemed to be, resident in Canada, does not use or hold and is not deemed to use or hold the notes in carrying on a business in Canada, deals at arm’s length with us, is not an authorized foreign bank and is not an insurer that carries on an insurance business in Canada and elsewhere.

This summary takes into account the current provisions of the ITA and the regulations passed pursuant to the ITA (the “ITA Regulations”) in force as of the date of this prospectus, and proposals to amend the ITA and ITA Regulations publicly announced by the date of this prospectus by the federal Minister of Finance and the current published administrative practices of the Canada Revenue Agency. This description is not exhaustive of all Canadian federal income tax considerations and does not anticipate any changes in law whether by legislative, government or judicial action other than the passage of such publicly announced proposed amendments to the ITA or ITA Regulations, nor does it take into account provincial, territorial or foreign tax considerations which may differ from the Canadian federal income tax considerations described in this prospectus supplement.

This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder of notes. Prospective holders should consult their own Canadian tax advisors with respect to the Canadian income tax considerations associated with their participation in this offering.

Pursuant to the ITA, interest paid or credited or deemed to be paid or credited by us on the notes as the case may be, to a Non-Resident Holder will be exempt from Canadian withholding tax. No other taxes on income (including taxable capital gains) will be payable pursuant to the ITA by a Non-Resident Holder in respect of the acquisition, ownership or disposition of the notes.

UNDERWRITING

We intend to offer the notes through the underwriters. Morgan & Stanley & Co. Incorporated and RBC Capital Markets Corporation are acting as representatives of the underwriters named below. Subject to the terms and conditions contained in an underwriting agreement between us and the underwriters, we have agreed to sell to the underwriters and the underwriters severally have agreed to purchase from us, the principal amount of the notes listed opposite their names below.

	Principal Amount		Principal Amount
Underwriters	of 2013 Notes		of 2018 Notes

Morgan & Stanley & Co. Incorporated	US$	150,000,000	US$	112,500,000
RBC Capital Markets Corporation		150,000,000		112,500,000
Banc of America Securities LLC		20,000,000		15,000,000
CIBC World Markets Corp.		20,000,000		15,000,000
J.P. Morgan Securities Inc.		20,000,000		15,000,000
Scotia Capital (USA) Inc.		20,000,000		15,000,000
TD Securities (USA) LLC		20,000,000		15,000,000

Total	US$	400,000,000	US$	300,000,000

In the underwriting agreement, the underwriters have severally agreed, subject to the terms and conditions set forth therein, to purchase all the notes offered hereby if any of the notes are purchased. In the event of default by an underwriter, the underwriting agreement provides that, in certain circumstances, purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated. The obligations of the underwriters under the underwriting agreement may also be terminated upon the occurrence of certain stated events.

We have agreed to severally indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the notes to the public at the public offering prices set forth on the cover of this prospectus supplement and to certain dealers at that price less a concession not in excess of 0.36% of the principal amount of the 2013 notes and 0.39% of the principal amount of the 2018 notes. The underwriters may allow, and such dealers may reallow, a discount not in excess of 0.18% of the principal amount of the 2013 notes and not in excess of 0.195% of the principal amount of the 2018 notes on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed by the underwriters.

The expenses of the offering, not including the underwriting commission, are estimated to be approximately US$0.7 million and are payable by us.

No Sales of Similar Securities

We have agreed not to, prior to the closing of this offering, offer, sell, contract to sell, or otherwise dispose of any of our debt securities which mature more than one year after the closing of this offering, or publicly announce an intention to effect such transaction, without the prior written consent of the representatives of the underwriters.

New Issue of Notes

The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for quotation of the notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

FINRA Regulation

Certain of the underwriters and/or their affiliates have performed certain investment banking, commercial banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. Also, certain of the underwriters are affiliates of banks which are lenders to us and to which we currently are indebted. As a consequence of their participation in the offering, the underwriters affiliated with such banks will be entitled to share in the underwriting commission relating to the offering of the notes. The decision to distribute the notes hereunder and the determination of the terms of the offering were made through negotiations between us and the underwriters. Although the banks did not have any involvement in such decision or determination, a portion of the proceeds of the offering will be used by us to repay indebtedness to one or more of such banks and may be used to repay certain other lenders. See “Use of Proceeds”. As a result, one or more of such banks may receive more than 10% of the net proceeds from the offering of the notes in the form of the repayment of such indebtedness. Accordingly, the offering of the notes is being made pursuant to Rule 2710(h) of the NASD Conduct Rules of the Financial Industry Regulatory Authority, Inc. Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as the offering is of a class of securities rated Baa or better by Moody’s rating service or BBB or better by S&P’s rating service.

Price Stabilization and Short Positions

In connection with the offering, the underwriters are permitted to engage in transactions that stabilize the market price of the notes. Such transactions consist of bids or purchases to peg, fix or maintain the price of the notes. If the underwriters create a short position in the notes in connection with the offering, (i.e., if they sell more notes than are on the cover page of this prospectus supplement), the underwriters may reduce that short position by purchasing notes in the open market. Purchases of a security to stabilize the price or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Sales Outside the United States

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may make with effect from and including the Relevant Implementation Date an offer of notes to the public in that Relevant Member State at any time:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each Underwriter:

1.	may only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the United Kingdom Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA would not apply to CP; and

2.	must comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

The notes may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the notes may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter may not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the notes under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The notes offered hereby have not been qualified for sale under the securities laws of any province or territory of Canada and are not being and may not be offered or sold in Canada in contravention of the securities laws of any province or territory of Canada. Each Underwriter participating in the distribution of the notes has agreed that it will not offer to sell, directly or indirectly, any notes acquired by it in connection with the distribution, in Canada or to residents of Canada in contravention of the securities laws of Canada or any province or territory thereof.

LEGAL MATTERS

Certain legal matters relating to Canadian law will be passed upon for us by Macleod Dixon LLP, Calgary, Alberta, Canada. Certain legal matters relating to United States law will be passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York. In addition, certain legal matters relating to United States law will be passed upon for the underwriters by Shearman & Sterling LLP, Toronto, Ontario.

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed to be incorporated by reference into the prospectus solely for the purposes of the notes offered hereby. Other documents are also incorporated or deemed to be incorporated by reference into the prospectus. The following documents which have been filed with the securities commission or similar authority in each of the provinces and territories of Canada are also specifically incorporated by reference in and form an integral part of the prospectus and this prospectus supplement:

(a) the annual information form of CPRL dated February 19, 2008;

(b)	CPRL’s comparative audited consolidated financial statements as at and for the year ended December 31, 2007, together with the report of the auditors thereon;

(c) CPRL’s management’s discussion and analysis for the year ended December 31, 2007;

(d) CPRL’s management proxy circular dated February 19, 2008;

(e)	CPRL’s comparative unaudited consolidated financial statements as at and for the three months ended March 31, 2008; and

(f) CPRL’s management’s discussion and analysis for the three months ended March 31, 2008.

Any statement contained in the prospectus, in this prospectus supplement or in any document (or part thereof) incorporated by reference, or deemed to be incorporated by reference, into the prospectus for the purpose of the offering of the notes offered hereby shall be deemed to be modified or superseded to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document (or part thereof) that also is, or is deemed to be, incorporated by reference in the prospectus modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus supplement or the prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes.

You may obtain a copy of our Annual Information Form and other information identified above by writing or calling us at the following address and telephone number:

Canadian Pacific Railway Company
Suite 500, 401 – 9th Avenue S.W.
Calgary, Alberta T2P 4Z4
(403) 319-6171
Attention: Corporate Secretary

Base Shelf Prospectus

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Canadian Pacific Railway, Suite 500, 401 – 9th Avenue S.W., Calgary, Alberta, T2P 4Z4, Telephone: (403) 319-6171 and are also available electronically at www.sedar.com.

May 1, 2007

CANADIAN PACIFIC RAILWAY COMPANY

US$1,500,000,000

Debt Securities

Canadian Pacific Railway Company may from time to time, during the 25 month period that this prospectus remains effective, offer for sale debt securities in an aggregate principal amount of up to US$1,500,000,000 or its equivalent in any other currency. These debt securities may consist of debentures, notes or other types of debt and may be issuable in series.

We will provide the specific terms of these securities and all information omitted from this prospectus in supplements to this prospectus that will be delivered to you together with this prospectus. You should read this prospectus and the supplements carefully before you invest.

Neither the United States Securities and Exchange Commission nor any state securities regulator has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offence in the United States.

We are permitted to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with Canadian generally accepted accounting principles, and they are subject to Canadian auditing and auditor independence standards. Thus, they may not be comparable to the financial statements of United States companies.

Owning the securities may subject you to tax consequences both in the United States and Canada. You should read the tax discussion in any applicable prospectus supplement. This prospectus or any applicable prospectus supplement may not describe these tax consequences fully.

Your ability to enforce civil liabilities under United States federal securities laws may be affected adversely because we are incorporated under the laws of Canada, most of our officers and directors and most of the experts named in this prospectus are residents of Canada, and a substantial portion of our assets are located outside the United States.

The debt securities offered hereby have not been qualified for sale under the securities laws of any province or territory of Canada and are not being and may not be offered or sold, directly or indirectly, in Canada or to any resident of Canada in contravention of the securities laws of any province or territory of Canada.

There is no market through which these securities may be sold and purchasers may not be able to resell securities purchased under this short form prospectus. This may affect the pricing of the securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. See “Risk Factors”.

Our head and registered office is Suite 500, 401 – 9th Avenue S.W., Calgary, Alberta, T2P 4Z4.

ABOUT THIS PROSPECTUS

In this prospectus, unless otherwise specified or the context otherwise requires, references to “Canadian Pacific Railway”, “us”, “we” or “our” mean Canadian Pacific Railway Company and its subsidiaries. Unless otherwise specified, all dollar amounts contained herein are expressed in Canadian dollars, and references to “dollars”, “Cdn$” or “$” are to Canadian dollars and all references to “US$” are to United States dollars.

This prospectus is part of a registration statement on Form F-9 relating to the debt securities that we filed with the SEC. Under the registration statement, we may, from time to time, sell any combination of the debt securities described in this prospectus in one or more offerings up to an aggregate principal amount of US$1,500,000,000 or its equivalent in any other currency. This prospectus provides you with a general description of the debt securities that we may offer. Each time we sell debt securities under the registration statement, we will provide a prospectus supplement that will contain specific information about the terms of that offering of debt securities. The prospectus supplement may also add, update or change information contained in this prospectus. Before you invest, you should read both this prospectus and any applicable prospectus supplement together with additional information described under the heading “Where You Can Find More Information”. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Reference is made to the registration statement and the exhibits thereto for further information with respect to Canadian Pacific Railway and the debt securities.

Unless otherwise indicated, all financial information included and incorporated by reference in this prospectus is determined using Canadian generally accepted accounting principles, referred to as “Canadian GAAP”. Canadian GAAP differs from generally accepted accounting principles in the United States, referred to as “U.S. GAAP”. Therefore, the consolidated financial statements incorporated by reference in this prospectus may not be comparable to financial statements prepared in accordance with U.S. GAAP. A discussion of the principal differences between the financial results calculated under Canadian GAAP and under U.S. GAAP is provided in the notes to the annual consolidated financial statements incorporated by reference in this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

Canadian Pacific Railway Company is a wholly-owned subsidiary of Canadian Pacific Railway Limited (“CPRL”), a publicly traded corporation whose common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange. Pursuant to a decision of the applicable Canadian securities regulatory authorities, we are not subject to most Canadian continuous disclosure requirements provided that CPRL complies with its continuous disclosure requirements. We remain responsible for filing material change reports upon the occurrence of a material change in our affairs which is not also a material change in the affairs of CPRL. The decision further permits us to incorporate by reference in this prospectus all information or documents that would be required to be incorporated by reference in a short form prospectus filed by CPRL.

We and CPRL are subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance therewith file reports and other information with the SEC. Under the multijurisdictional disclosure system adopted by Canada and the United States, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. You may read any document we and CPRL furnish to the SEC at the SEC’s public reference room at Room 1580, 100 F Street, N.E., Washington, D.C., 20549. Copies of the same documents may also be obtained from the public reference room of the SEC at 100 F Street, N.E., Washington D.C., 20549 by paying a fee. Please call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information on the public reference rooms. Our and CPRL’s filings since November 2002 are also electronically available from the SEC’s Electronic Document Gathering and Retrieval System, which is commonly known by the acronym EDGAR and which may be accessed at www.sec.gov, as well as from commercial document retrieval services.

Under applicable law, we are permitted to incorporate by reference in this prospectus documents which have been filed with securities commissions in Canada, which means that we can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus. We incorporate by reference the documents listed below, which were filed with the securities commission or other similar authority in each of the provinces and territories of Canada:

•	the annual information form of CPRL dated March 2, 2007;

•	CPRL’s comparative audited consolidated financial statements as at and for the year ended December 31, 2006, together with the report of the auditors thereon;

•	CPRL’s Management’s Discussion and Analysis for the year ended December 31, 2006;

•	CPRL’s management proxy circular dated March 2, 2007;

•	CPRL’s comparative unaudited consolidated financial statements as at and for the three months ended March 31, 2007; and

•	CPRL’s Management’s Discussion and Analysis for the three months ended March 31, 2007.

Any annual information form, audited annual consolidated financial statements (together with the auditor’s report thereon), information circular, unaudited interim consolidated financial statements, management’s discussion and analysis, material change reports (excluding confidential material change reports) or business acquisition reports subsequently filed by CPRL or us with securities commissions or similar authorities in the relevant provinces and territories of Canada after the date of this prospectus and prior to the termination of the offering of debt securities under any prospectus supplement shall be deemed to be incorporated by reference into this prospectus. To the extent that any document or information incorporated by reference into this prospectus is included in a report that is filed with or furnished to the SEC by CPRL or us on Form 40-F, 20-F, 10-K, 10-Q, 8-K or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement relating to the debt securities of which this prospectus forms a part.

Upon a new annual information form, management’s discussion and analysis and related annual financial statements being filed by CPRL with and, where required, accepted by, the applicable securities regulatory authorities during the currency of this prospectus, the previous annual information form, management’s discussion and analysis, annual financial statements and all interim financial statements and management’s discussion and analysis, material change reports, business acquisition reports and management proxy circulars (other than a management proxy circular relating to an annual meeting of shareholders) filed prior to the commencement of the then current fiscal year of CPRL will be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of debt securities under this prospectus. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis being filed by CPRL with the applicable securities regulatory authorities during the currency of this prospectus, all interim consolidated financial statements and the accompanying management’s discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of debt securities under this prospectus and upon a new management proxy circular relating to an annual meeting of shareholders of CPRL being filed by CPRL with the applicable securities regulatory authorities during the term of this prospectus, the management proxy circular for the preceding annual meeting of shareholders of CPRL shall be deemed no longer to be incorporated by reference into this prospectus for purposes of future offers and sales of debt securities under this prospectus.

Copies of each of the documents incorporated by reference into this prospectus may be obtained by accessing our and CPRL’s disclosure documents available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which may be accessed at www.sedar.com or by requesting a free copy of such documents by writing or calling Canadian Pacific Railway at the following address and telephone number: Canadian Pacific Railway Company, Suite 500, 401 — 9th Avenue S.W., Calgary, Alberta, T2P 4Z4, Attention: Corporate Secretary, (403) 319-6171.

Updated interest coverage ratios will be filed by CPRL quarterly with the applicable securities regulatory authorities, including the SEC, either as prospectus supplements or exhibits to CPRL’s unaudited interim consolidated financial statements and audited annual consolidated financial statements and will be deemed to be incorporated by reference in this prospectus for the purpose of the offering of the debt securities.

A prospectus supplement containing the specific variable terms of an offering of debt securities will be delivered to purchasers of such debt securities together with this prospectus and will be deemed to be incorporated by reference into this prospectus as of the date of such prospectus supplement and only for the purposes of the offering of the debt securities covered by that prospectus supplement.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such prior statement. Any statement or document so modified or superseded shall not, except to the extent so modified or superseded, be incorporated by reference and constitute a part of this prospectus.

FORWARD LOOKING STATEMENTS

This prospectus contains or incorporates by reference certain forward looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 relating but not limited to our and CPRL’s operations, anticipated financial performance, business prospects and strategies. Forward looking information typically contains statements such as “anticipate”, “believe”, “expect”, “plan” or similar words suggesting future outcomes. Forward looking statements in or incorporated by reference into this prospectus include, but are not limited to, statements with respect to: our and CPRL’s revenues and results of operations; our and CPRL’s strategic plan; quarterly and seasonal trends; our and CPRL’s capital commitments and expenditures; our and CPRL’s future cash flows and the availability of other sources of liquidity; interest rates and any hedging programs we and CPRL undertake in respect thereof; fuel prices and any hedging programs we and CPRL undertake in respect thereof; the impact of changes in accounting policy; the outcome of contract negotiations (including in respect of government contracts); our and CPRL’s pension plan funding and future contributions; the outcome of litigation; the success and cost of environmental initiatives and remediation programs; the success and impact of our and CPRL’s restructuring initiatives; and our and CPRL’s competitive environment.

Readers are cautioned to not place undue reliance on forward looking statements because it is possible that we and CPRL will not achieve predictions, forecasts, projections and other forms of forward looking information. In addition, we and CPRL undertake no obligation to update publicly or otherwise revise any forward looking information, whether as a result of new information, future events or otherwise except as required by law.

By its nature, our and CPRL’s forward looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors:

•	changes in business strategies;

•	general North American and global economic and business conditions;

•	the availability and price of energy commodities;

•	the effects of competition and pricing pressures;

•	industry capacity;

•	shifts in market demands;

•	changes in laws and regulations, including regulation of rates;

•	potential increases in maintenance and operating costs;

•	uncertainties of litigation;

•	labour disputes;

•	risks and liabilities arising from derailments;

•	timing of completion of capital and maintenance projects;

•	currency and interest rate fluctuations;

•	effects of changes in market conditions on the financial position of pension plans;

•	various events that could disrupt operations, including severe weather conditions;

•	security threats; and

•	technological changes.

The performance of the North American and global economies remains uncertain. Grain production and yield in Canada were stable in the 2006 crop year and are expected to remain so in the 2007 crop year. However, factors over which we and CPRL have no control, such as weather conditions and insect populations, affect crop production and yield in the grain collection areas CPRL and we serve. Fuel prices also remain uncertain, as they are influenced by many factors, including, without limitation, worldwide oil demand, international politics, severe weather, labour and political instability in major oil-producing countries and the ability of these countries to comply with agreed-upon production quotas. We and CPRL intend to continue our fuel cost mitigation program to attempt to offset the effects of high crude oil prices.

We caution that the foregoing list of important factors is not exhaustive. Events or circumstances could cause our and CPRL’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward looking statements. You should also carefully consider the matters discussed under “Risk Factors” in this prospectus.

CANADIAN PACIFIC RAILWAY COMPANY

We are one of Canada’s oldest corporations and were North America’s first transcontinental railway. From our inception over 125 years ago, we have developed into a fully-integrated and technologically advanced Class I railway providing rail and intermodal freight transportation services over a 13,260-mile network serving the principal business centres of Canada, from Montreal, Quebec, to Vancouver, B.C., and the U.S. Midwest and Northeast regions. We are a wholly-owned subsidiary of CPRL. Our head office and our registered office is located at Suite 500, 401 — 9th Avenue S.W., Calgary, Alberta, T2P 4Z4.

USE OF PROCEEDS

Unless otherwise indicated in an applicable prospectus supplement relating to a series of debt securities, we will use the net proceeds we receive from the sale of the debt securities for general corporate purposes, which may include financing our capital expenditure program and working capital requirements. We may also use such proceeds for the repayment of indebtedness or to provide funding to CPRL for its general corporate purposes. The amount of net proceeds to be used for any such purpose will be set forth in the applicable prospectus supplement. We may, from time to time, issue debt instruments and incur additional indebtedness other than through the issue of debt securities pursuant to this prospectus.

DESCRIPTION OF DEBT SECURITIES

In this section only, “we”, “us” or “our” refer only to Canadian Pacific Railway Company without any of its subsidiaries through which it operates.

The following description sets forth certain general terms and provisions of the debt securities. The particular terms and provisions of the series of debt securities offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the applicable prospectus supplement, which may provide information that is different from this prospectus.

The debt securities will be issued under a trust indenture (the “Indenture”) to be entered into between us and The Bank of New York, as trustee (the “Trustee”), as supplemented by a supplemental indenture. A copy of the form of the Indenture has been filed and a copy of the form of the supplemental indenture will be filed with the SEC as exhibits to the registration statement of which this prospectus is a part. Debt securities may also be issued under new indentures between us and a trustee or trustees as will be discussed in a prospectus supplement for such debt securities. The following statements with respect to the Indenture and the Securities (as hereinafter defined) are brief summaries of the material provisions of the Indenture. However, it is the Indenture, and not this summary, that governs your rights as a holder of the Securities. Wherever particular sections or defined terms of the Indenture are referred to, these sections or defined terms are incorporated herein by reference as part of the statement made, and the statement is qualified in its entirety by this reference. The term “Securities”, as used under this caption, refers to all securities issued under the Indenture, including the debt securities. Prospective investors should rely on information in the applicable prospectus supplement if it is different from the following information.

General

The Indenture does not limit the aggregate principal amount of Securities (which may include debentures, notes and other evidences of indebtedness) which may be issued thereunder, and Securities may be issued thereunder from time to time in one or more series and may be denominated and payable in foreign currencies. The Securities offered pursuant to this prospectus will be issued in an amount up to US$1,500,000,000 or the equivalent in other currency or units based on other foreign currencies. The Indenture also permits us to increase the principal amount of any series of Securities previously issued and to issue that increased principal amount.

The applicable prospectus supplement will set forth the following terms relating to the debt securities offered thereby (the “Offered Securities”):

•	the specific designation of the Offered Securities;

•	any limit on the aggregate principal amount of the Offered Securities;

•	the extent and manner, if any, to which payment on or in respect of the Offered Securities will be senior or will be subordinated to the prior payment of our other liabilities and obligations;

•	the percentage or percentages of principal amount at which the Offered Securities will be issued;

•	the date or dates, if any, on which the Offered Securities will mature and the portion (if less than all of the principal amount) of the Offered Securities to be payable upon declaration of acceleration of maturity;

•	the rate or rates (which may be fixed or variable) at which the Offered Securities will bear interest, if any, the date or dates from which that interest will accrue and on which that interest will be payable and the regular record dates for any interest payable on the Offered Securities;

•	any mandatory or optional redemption or sinking fund provisions, including the period or periods within which, the price or prices at which and the terms and conditions upon which the Offered Securities may be redeemed or purchased at our option or otherwise;

•	whether the Offered Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Offered Securities in bearer form and as to exchanges between registered and bearer form;

•	whether the Offered Securities will be issuable in the form of one or more global securities and, if so, the identity of the depository for those global securities;

•	the denominations in which any of the Offered Securities which are in registered form will be issuable, if other than denominations of US$1,000 and any multiple thereof, and the denominations in which any of the Offered Securities which are in bearer form will be issuable, if other than the denomination of US$1,000;

•	each office or agency where the principal of and any premium and interest on the Offered Securities will be payable, and each office or agency where the Offered Securities may be presented for registration of transfer or exchange;

•	if other than United States dollars, the foreign currency or the units based on or relating to foreign currencies in which the Offered Securities are denominated and/or in which the payment of the principal of and any premium and interest on the Offered Securities will or may be payable;

•	the terms, if any, on which the Offered Securities may be converted or exchanged for other of our debt securities or debt securities of other entities;

•	whether and under what circumstances we will pay Additional Amounts on the Offered Securities of such series in respect of certain taxes (and the terms of any such payment) and, if so, whether we will have the option to redeem the Offered Securities of such series rather than pay the Additional Amounts (and the terms of any such option);

•	any index pursuant to which the amount of payments of principal of and any premium and interest on the Offered Securities will or may be determined;

•	any applicable Canadian and U.S. federal income tax considerations; and

•	any other terms of the Offered Securities, including covenants and Events of Default relating solely to the Offered Securities or any covenants or Events of Default generally applicable to the Securities which are not to apply to the Offered Securities.

Unless otherwise indicated in the applicable prospectus supplement, the Indenture does not afford the holders the right to tender Securities to us for repurchase, or provide for any increase in the rate or rates of interest per annum at which the Securities will bear interest.

Securities may be issued under the Indenture bearing no interest and may be offered and sold at a discount below their stated principal amount. The Canadian and U.S. federal income tax consequences and other special considerations applicable to those discounted Securities or other Securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or U.S. federal income tax purposes will be described in the prospectus supplement relating thereto.

Ranking

Unless otherwise indicated in the applicable prospectus supplement, the debt securities will be our unsecured obligations and will rank pari passu with all our other unsecured and unsubordinated debt from time to time outstanding and pari passu with other Securities issued under the Indenture. We conduct a substantial portion of our business through corporate and partnership subsidiaries. The debt securities will be structurally subordinated to all existing and future liabilities, including trade payables and other indebtedness, of any of our corporate or partnership subsidiaries.

Debt Securities in Global Form

Unless otherwise indicated in the applicable prospectus supplement, debt securities of a particular series will be issued in the form of one or more “global securities” which will be registered in the name of and be deposited with a depository, or its nominee, each of which will be identified in the prospectus supplement relating to that series. Unless and until exchanged, in whole or in part, for Securities in definitive form, a global security may not be transferred except as a whole by the depository for a global security to a nominee of that depository, by a nominee of that depository to that depository or another nominee of that depository or by that depository or any nominee of that depository to a successor of that depository or a nominee of a successor of that depository.

The specific terms of the depository arrangement with respect to any portion of a particular series of Securities to be represented by a global security will be described in the prospectus supplement relating to that series. We anticipate that the following provisions will apply to all depository arrangements.

Upon the issuance of a global security, the depository therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the Securities represented by that global security to the accounts of those persons having accounts with that depository or its nominee (“participants”) as shall be designated by the underwriters, investment dealers or agents participating in the distribution of those Securities or by us if those Securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of the ownership of those beneficial interests will be effected only through, records maintained by the depository therefor or its nominee (with respect to beneficial interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states in the United States require certain purchasers of securities to take physical delivery thereof in definitive form. These depository arrangements and these laws may impair the ability to transfer beneficial interests in a global security.

So long as the depository for a global security or its nominee is the registered owner thereof, that depository or its nominee, as the case may be, will be considered the sole owner or holder of the Securities represented by that global security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have Securities of the series represented by that global security registered in their names, will not receive or be entitled to receive physical delivery of Securities of that series in definitive form and will not be considered the owners or holders of those Securities under the Indenture.

Principal, premium, if any, and interest payments on a global security registered in the name of a Depository or its nominee will be made to that depository or nominee, as the case may be, as the registered owner of that global security. None of us, the Trustee or any paying agent for Securities of the series represented by that global security will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in that global security or for maintaining, supervising or reviewing any records relating to those beneficial interests.

We expect that the depository for a global security or its nominee, upon receipt of any payment of principal, premium or interest, will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of that global security as shown on the records of that depository or its nominee. We also expect that payments by participants to owners of beneficial interests in that global security held through those participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers registered in “street name”, and will be the responsibility of those participants.

If the depository for a global security representing Securities of a particular series is at any time unwilling or unable to continue as depository, or if the depository is no longer eligible to continue as depository, and a successor depository is not appointed by us within 90 days, or if an Event of Default described in clauses (a) or (b) of the first sentence under “Events of Default” below with respect to a particular series of Securities has occurred and is continuing, we will issue securities of that series in definitive form in exchange for that global security. In addition, we may at any time and in our sole discretion determine not to have the Securities of a particular series represented by one or more global securities and, in that event, will issue securities of that series in definitive form in exchange for all of the global securities representing securities of that series.

Debt Securities in Definitive Form

If indicated in the applicable prospectus supplement, the Securities may be issued in fully registered form without coupons and in denominations of US$1,000 or any integral multiple thereof. Securities may be presented for exchange and debt securities may be presented for registration of transfer in the manner, at the places and, subject to the restrictions set forth in the Indenture and in the applicable prospectus supplement, without service charge, but upon payment of any taxes or other governmental charges due in connection therewith. We have appointed the Trustee as Security Registrar. Securities in bearer form and the coupons appertaining thereto, if any, will be transferable by delivery.

Unless otherwise indicated in the applicable prospectus supplement, payment of the principal of and any premium and interest on Securities (other than a global security) will be made at the office or agency of the Trustee at 101 Barclay Street, 21st Floor West, New York, New York, 10286, except that, at our option, payment of any interest may be made (a) by cheque mailed to the address of the Person entitled thereto as that Person’s address will appear in the Security Register or (b) by wire transfer to an account maintained by the Person entitled thereto as specified in the Security Register.

Negative Pledge

The Indenture includes a covenant of ours to the effect that, so long as any of the Securities remain outstanding, we will not, and will not permit any Subsidiary to, create, assume or otherwise have outstanding any Security Interest, except for Permitted Encumbrances, on or over any of our present or future Railway Properties or any of our Subsidiaries or on any shares in the capital stock of any Railroad Subsidiary securing any Indebtedness of any Person without also at the same time or prior thereto securing equally and ratably with such other Indebtedness all of the Securities then outstanding under the Indenture.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definitions of all such terms.

The term “Borrowed Money” means Indebtedness in respect of moneys borrowed (including interest and other charges in respect thereof) and moneys raised by the issue of notes, bonds, debentures or other evidences of moneys borrowed.

The term “Capital Lease Obligation” means the obligation of a Person, as lessee, to pay rent or other amounts to the lessor under a lease of real or personal property which is required to be classified and accounted for as a capital lease on a consolidated balance sheet of such Person in accordance with GAAP.

The term “Consolidated Net Tangible Assets” means the total amount of assets determined on a consolidated basis after deducting therefrom:

(a) all current liabilities (excluding any Indebtedness classified as a current liability and any current liabilities which are by their terms extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed);

(b) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles; and

(c) appropriate adjustments on account of minority interests of other Persons holding stock of our Subsidiaries,

all as set forth on our most recent consolidated balance sheet and computed in accordance with GAAP.

The term “GAAP” means generally accepted accounting principles which are in effect from time to time in Canada (or, if we hereafter determine to prepare our consolidated financial statements in accordance with generally accepted accounting principles which are in effect from time to time in the United States, such principles).

The term “Indebtedness” means and includes all items of indebtedness which, in accordance with GAAP, would be included in determining total liabilities as shown on the liability side of a balance sheet as at the date as of which Indebtedness is to be determined, but in any event including, without limitation, (1) obligations in respect of indebtedness for Borrowed Money secured by any Security Interest existing on property owned subject to such Security Interest, whether or not the obligations secured thereby shall have been assumed, and (2) guarantees and other contingent obligations in respect of, or any obligations to purchase or otherwise acquire or service, indebtedness of any other Person.

The term “Permitted Encumbrances” means any of the following:

(a) any Security Interest existing as of the date of the first issuance by us of the Securities issued pursuant to the Indenture, or arising thereafter pursuant to contractual commitments entered into prior to such issuance, including without limitation, any of our outstanding Perpetual 4% Consolidated Debenture Stock, whether issued, pledged or vested in trust;

(b) any Security Interest in favor of us or any of our wholly-owned Subsidiaries;

(c) any Security Interest existing on the property of any Person at the time such Person becomes a Subsidiary, or arising thereafter pursuant to contractual commitments entered into prior to and not in contemplation of such Person becoming a Subsidiary;

(d) any Security Interest on property of a Person which Security Interest exists at the time such Person is merged into, or amalgamated or consolidated with, us or a Subsidiary, or such property is otherwise acquired by us or a Subsidiary, provided that such Security Interest does not extend to property owned by us or such Subsidiary immediately prior to such merger, amalgamation, consolidation or acquisition;

(e) any Security Interest already existing on property acquired (including by way of lease) by us or any of our Subsidiaries at the time of such acquisition;

(f) any Security Interest securing any Indebtedness incurred in the ordinary course of business and for the purpose of carrying on the same, repayable on demand or maturing within 12 months of the date when such Indebtedness is incurred or the date of any renewal or extension thereof;

(g) any Security Interest in respect of (i) liens for taxes and assessments not at the time overdue or any liens securing workmen’s compensation assessments, unemployment insurance or other social security obligations; provided, however, that if any such liens, duties or assessments are then overdue, we or the Subsidiary, as the case may be, shall be prosecuting an appeal or proceedings for review with respect to which it shall be entitled to or shall have secured a stay in the enforcement of any such obligations, (ii) any lien for specified taxes and assessments which are overdue but the validity of which is being contested at the time by us or the Subsidiary, as the case may be, in good faith, (iii) any liens or rights of distress reserved in or exercisable under any lease for rent and for compliance with the terms of such lease, (iv) any obligations or duties, affecting our property or that of a Subsidiary to any municipality or governmental, statutory or public authority, with respect to any franchise, grant, license or permit and any defects in title to structures or other facilities arising from the fact that such structures or facilities are constructed or installed on lands held by us or the Subsidiary under government permits, leases, licenses or other grants, (v) any deposits or liens in connection with contracts, bids, tenders or expropriation proceedings, surety or appeal bonds, costs of litigation when required by law, public and statutory obligations and liens or claims incidental to current construction or operations including but not limited to, builders’, mechanics’, laborers’, materialmen’s, warehousemen’s, carrier’s and other similar liens, (vi) the right reserved to or vested in any municipality or governmental or other public authority by any statutory provision or by the terms of any lease, license, franchise, grant or permit to terminate any such lease, license, franchise, grant or permit or to require annual or other periodic payments as a condition to the continuance thereof, (vii) any Security Interest the validity of which is being contested at the time by us or a Subsidiary in good faith or payment of which has been provided for by creation of a reserve in an amount in cash sufficient to pay the same in full, (viii) any easements, rights-of-way and servitudes (including, without in any way limiting the generality of the foregoing, easements, rights-of-way and servitudes for railways, sewers, dykes, drains, gas and water mains or electric light and power or telephone conduits, poles, wires and cables) and minor defects, or irregularities of title that, in our opinion, will not in the aggregate materially and adversely impair the use or value of the land concerned for the purpose for which it is held by us or the Subsidiary, as the case may be, (ix) any security to a public utility or any municipality or governmental or other public authority when required by such utility or other authority in connection with our operations or the operations of our Subsidiary, as the case may be, (x) any liens and privileges arising out of judgments or awards with respect to which we or the Subsidiary shall be prosecuting an appeal or proceedings for review and with respect to which it shall be entitled to or shall have secured a stay of execution pending such appeal or proceedings for review, and (xi) reservations, limitations, provisos and conditions, if any, expressed in or affecting any grant of real or immoveable property or any interest therein;

(h) any Security Interest in respect of any Purchase Money Obligation;

(i) any extension, renewal, alteration or replacement (or successive extensions, renewals, alterations or replacements) in whole or in part, of any Security Interest referred to in the foregoing clauses (a) through (h) inclusive, provided that the principal amount of the Indebtedness secured thereby on the date of such extension, renewal, alteration or replacement is not increased and the Security Interest is limited to the property or other assets which secured the Security Interest so extended, renewed, altered or replaced (plus improvements on such property or other assets or the proceeds thereof); and

(j) any Security Interest that would otherwise be prohibited (including any extensions, renewals, alterations or replacements thereof) provided that the aggregate Indebtedness outstanding and secured under this clause (j) does not (calculated at the time of the granting of the Security Interest) exceed an amount equal to 10% of Consolidated Net Tangible Assets.

The term “Person” means any individual, corporation, limited liability company, partnership, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

The term “Purchase Money Obligation” means any monetary obligation (including a Capital Lease Obligation) created, assumed or incurred prior to, at the time of, or within 180 days after, the acquisition (including by way of lease), construction or improvement of any real or tangible personal property, for the purpose of financing all or any part of the purchase price or lease payments in respect thereof, provided that the principal amount of such obligation may not exceed the unpaid portion of the purchase price or lease payments, as applicable, and further provided that any security given in respect of such obligation shall not extend to any property other than the property acquired in connection with which such obligation was created or assumed and fixed improvements, if any, thereto or erected or constructed thereon and the proceeds thereof.

The term “Railroad Subsidiary” means a Subsidiary whose principal assets are Railway Properties.

The term “Railway Properties” means all main and branch lines of railway located in Canada or the United States, including all real property used as the right of way for such lines.

The term “Security Interest” means any security by way of an assignment, mortgage, charge, pledge, lien, encumbrance, title retention agreement or other security interest whatsoever, howsoever created or arising, whether absolute or contingent, fixed or floating, perfected or not, but not including any security interest in respect of a lease which is not a Capital Lease Obligation or any encumbrance that may be deemed to arise solely as a result of entering into an agreement not in violation of the terms of the Indenture to sell or otherwise transfer assets or property.

The term “Shareholders’ Equity” means, with respect to any Person, at any date, the aggregate of the dollar amount of outstanding share capital, the amount, without duplication, of any surplus, whether contributed or capital, and retained earnings, subject to any currency translation adjustment, all as set forth in such Person’s most recent annual consolidated balance sheet.

The term “Significant Subsidiary” means a Subsidiary that constitutes a “significant subsidiary” as defined in Rule 1-02 of Regulation S-X of the U.S. Securities Exchange Act of 1934, as amended.

The term “Subsidiary” means any corporation or other Person of which there are owned, directly or indirectly, by or for us or by or for any corporation or other Person in like relation to us, Voting Shares or other interests which, in the aggregate, entitle the holders thereof to cast more than 50% of the votes which may be cast by the holders of all outstanding Voting Shares of such first mentioned corporation or other Person for the election of its directors or, in the case of any Person which is not a corporation, Persons having similar powers or (if there are no such Persons) entitle the holders thereof to more than 50% of the income or capital interests (however called) thereon and includes any corporation in like relation to a Subsidiary.

The term “Voting Shares” means shares of capital stock of any class of a corporation and other interests of any other Persons having under all circumstances the right to vote for the election of the directors of such corporation or in the case of any Person which is not a corporation, Persons having similar powers or (if there are no such Persons) income or capital interests (however called), provided that, for the purpose of this definition, shares or other interests which only carry the right to vote conditionally on the happening of an event shall not be considered Voting Shares whether or not such event shall have happened.

Consolidation, Merger, Amalgamation and Sale of Assets

We shall not enter into any transaction (whether by way of consolidation, amalgamation, merger, transfer, sale or otherwise) whereby all or substantially all of our assets would become the property of any other Person (the “Successor”) unless (a) the Successor shall, prior to or contemporaneously with the consummation of that transaction, execute those instruments, which may include a supplemental indenture, and do those things, if any, as shall be necessary or advisable to establish that upon the consummation of that transaction (i) the Successor will have assumed all of our covenants and obligations under the Indenture in respect of the Securities of every series, and (ii) the Securities of every series will be valid and binding obligations of the Successor entitling the holders thereof, as against the Successor Corporation, to all the rights of holders of Securities under the Indenture; (b) the Successor is a corporation, company, partnership, or trust organized and validly existing under the laws of Canada or any province thereof or of the United States, any state thereof or the District of Columbia and (c) immediately before and after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing.

Provision of Financial Information

We will file with the Trustee, within 15 days after CPRL is required to file them with the SEC, copies, which may be in electronic format, of the annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may from time to time by rules and regulations prescribe) which CPRL may be required to file with the SEC pursuant to Section 13 or Section 15(d) of the Exchange Act, as amended. Notwithstanding that CPRL may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, as amended, or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, we will provide the Trustee:

•	within 140 days (or such longer period as the Trustee in its discretion may consent to) after the end of each fiscal year, the information required to be contained in CPRL’s annual reports on Form 20-F, Form 40-F or Form 10-K as applicable (or any successor form); and

•	within 60 days (or such longer period as the Trustee in its discretion may consent to) after the end of each of the first three fiscal quarters of each fiscal year, the information required to be contained in CPRL’s reports on Form 6-K (or any successor form) which, regardless of applicable requirements, will, at a minimum, contain such information required to be provided in quarterly reports under the laws of Canada or any province thereof to security holders of a company with securities listed on the Toronto Stock Exchange, whether or not CPRL has any of its securities so listed.

Events of Default

The occurrence of any of the following events with respect to the Securities of any series will constitute an “Event of Default” with respect to the Securities of that series:

(a) default by us in payment of the principal of any of the Securities of that series when the same becomes due under any provision of the Indenture or of those Securities;

(b) default by us in payment of any interest due on any of the Securities of that series and continuance of that default for a period of 30 days;

(c) default by us in observing or performing any other of our covenants or conditions contained in the Indenture or in the Securities of that series and continuance of that default for a period of 60 days after written notice as provided in the Indenture;

(d) default by us or any Subsidiary in payment of the principal of, premium, if any, or interest on any Indebtedness having an outstanding principal amount in excess of the greater of $100 million and 2% of our Shareholders’ Equity in the aggregate at the time of default or default in the performance of any other covenant of ours or any Subsidiary contained in any instrument under which that Indebtedness is created or issued and the holders thereof, or a trustee, if any, for those holders, declare that Indebtedness to be due and payable prior to the stated maturities of that Indebtedness (“accelerated Indebtedness”), and such acceleration shall not be rescinded or annulled, or such default under such instrument shall not be remedied or cured, whether by payment or otherwise, or waived by the holders of such Indebtedness, provided that (i) if such accelerated Indebtedness is the result of an event of default which is not related to the failure to pay principal or interest on the terms, at the times and on the conditions set forth in such instrument, it will not be considered an Event of Default under this clause (d) until 30 days after such acceleration, or (ii) if such accelerated Indebtedness shall occur as a result of such failure to pay principal or interest or as a result of an event of default which is related to the failure to pay principal or interest on the terms, at the times, and on the conditions set out in any such indenture or instrument, then (A) if such accelerated Indebtedness is, by its terms, non recourse to us or the Railroad Subsidiaries, it shall not be considered an Event of Default; or (B) if such accelerated Indebtedness is recourse to us or the Railroad Subsidiaries, any requirement in connection with such failure to pay or event of default for the giving of notice or the lapse of time or the happening of any further condition, event or act under such other indenture or instrument in connection with such failure to pay principal or an event of default shall be applicable together with an additional seven days before being considered an Event of Default;

(e) certain events of bankruptcy, insolvency, winding up, liquidation or dissolution relating to us or any Significant Subsidiary; or

(f) any event of default provided with respect to that series.

If an Event of Default described in clause (a) or (b) above occurs and is continuing with respect to Securities of any series, unless the principal of all of the Securities of that series shall have already become due and payable, the Trustee may, in its discretion, and shall upon request in writing made by the holders of not less than 25% in aggregate principal amount of the Securities of that series then outstanding, declare the principal of (and premium, if any, on) all the Securities of that series then outstanding and the interest accrued thereon and all other money, if any, owing under the provisions of the Indenture in respect of those Securities to be due and payable immediately on demand. If an Event of Default described in clause (c) or (f) above occurs and is continuing with respect to the Securities of one or more series, unless the principal of all of the Securities of the affected series shall have already become due and payable, the Trustee may, in its discretion, and shall upon request in writing made by the holders of not less than 25% in aggregate principal amount of the Securities of all such affected series then outstanding (voting as one class), declare the principal of (and premium, if any, on) all the Securities of all the affected series then outstanding and the interest accrued thereon and all other money, if any, owing under the provisions of the Indenture in respect of those Securities to be due and payable immediately on demand. If an Event of Default described in clause (d) or (e) above occurs and is continuing, unless the principal of all Securities then outstanding shall have already become due and payable, the Trustee may, in its discretion, and shall upon request in writing made by the holders of not less than 25% in aggregate principal amount of all the Securities then outstanding (voting as one class), declare the principal of (and premium, if any, on) all the Securities then outstanding and the interest accrued thereon and all other money, if any, owing under the provisions of the Indenture in respect of those Securities to be due and payable immediately on demand. Upon certain conditions, any declaration of this kind may be cancelled if all Events of Default with respect to the Securities of all those affected series then outstanding shall have been cured or waived as provided in the Indenture by the holders of not less than a majority in aggregate principal amount of the Securities of the affected series then outstanding (voting as one class, except in the case of Events of Default described in clauses (a) and (b) of the first sentence of the preceding paragraph, as to which each series so affected will vote as a separate class). See “Modification and Waiver” below.

Reference is made to the applicable prospectus supplement or supplements relating to any series of original issue discount Securities for the particular provisions relating to the acceleration of a portion of the principal amount thereof upon the occurrence and continuance of an Event of Default with respect thereto.

The Indenture provides that the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of the holders, unless those holders shall have provided to the Trustee reasonable indemnity. Subject to those provisions for indemnity and certain other limitations contained in the Indenture, the holders of a majority in aggregate principal amount of the Securities of all affected series then outstanding (voting as one class) will have the right to sanction or direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Securities of those affected series.

The Indenture provides that no holder of the Securities of any series will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless (a) that holder shall have previously given to the Trustee written notice of a continuing Event of Default with respect to the Securities of that series, (b) the holders of not less than 25% in aggregate principal amount of the Securities of all affected series then outstanding (voting as one class) shall have made written request, and provided reasonable indemnity, to the Trustee to institute that proceeding, (c) the Trustee shall not have received from the holders of a majority in aggregate principal amount of the Securities of all affected series then outstanding (voting as one class) a direction inconsistent with that request and (d) the Trustee shall have failed to institute that proceeding within 60 days after that notification, request and offer of indemnity. However, the holder of any Security will have an absolute right to receive payment of the principal of and any premium and interest on that Security on or after the due dates expressed in that Security and to institute suit for the enforcement of any of these payments. The Indenture requires us to furnish to the Trustee annually an officers’ certificate as to our compliance with certain covenants, conditions or other requirements contained in the Indenture and as to any non-compliance therewith.

The Indenture provides that the Trustee may withhold notice to the holders of the Securities of one or more series of any default affecting those series (except defaults as to payment of principal or interest) if it, in good faith, considers that withholding to be in the best interests of the holders of the Securities of those series.

Additional Amounts

All payments made by us under or with respect to the debt securities will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter “Canadian Taxes”), unless we are required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof. If we are so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the debt securities, we will pay as additional interest such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each holder after such withholding or deduction (and after deducting any Canadian Taxes on such Additional Amounts) will not be less than the amount the holder would have received if such Canadian Taxes had not been withheld or deducted. However, no Additional Amounts will be payable with respect to a payment made to a holder (such holder, an “Excluded Holder”) in respect of the beneficial owner thereof:

(a) with which we do not deal at arm’s length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment;

(b) which is subject to such Canadian Taxes by reason of the holder being a resident, domicile or national of, or engaged in business or maintaining a permanent establishment or other physical presence in or otherwise having some connection with Canada or any province or territory thereof otherwise than by the mere holding of debt securities or the receipt of payments thereunder; or

(c) which is subject to such Canadian Taxes by reason of the holder’s failure to comply with any certification, identification, information, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes.

We will also:

(a) make such withholding or deduction; and

(b) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

We will furnish to the holders of the debt securities, within 30 days after the date the payment of any Canadian Taxes is due pursuant to applicable law, certified copies of tax receipts or other documents evidencing such payment by us.

We will indemnify and hold harmless each holder (other than an Excluded Holder) and upon written request reimburse each such holder for the amount of:

(a) any Canadian Taxes so levied or imposed and paid by such holder as a result of payments made under or with respect to the debt securities;

(b) any liability (including penalties, interest and expenses) arising therefrom or with respect thereto; and

(c) any Canadian Taxes imposed with respect to any reimbursement under clause (a) or (b) above, but excluding any such Canadian Taxes on such holder’s net income.

In any event, no Additional Amounts or indemnity will be payable in excess of the Additional Amounts or indemnity which would be required if the holder of the debt security was a resident of the United States for purposes of the Canada-U.S. Tax Convention (1980), as amended.

Wherever in the Indenture there is mentioned, in any context, the payment of principal (and premium, if any), interest or any other amount payable under or with respect to a Security, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Tax Redemption

The debt securities will be subject to redemption in whole, but not in part, at our option, at any time, on not less than 30 nor more than 60 days’ prior written notice, at 100% of the principal amount, together with accrued interest thereon to the redemption date, in the event we determine that it is probable that we have become or would become obligated to pay, on the next date on which any amount would be payable with respect to the debt securities, any Additional Amounts as a result of an amendment to or change in the laws (including any regulations promulgated thereunder) of Canada (or any political subdivision or taxing authority thereof or therein), or any amendment to or change in any official position regarding the application or interpretation of such laws or regulations, which change is announced or becomes effective on or after the date of this prospectus.

Modification and Waiver

The Indenture permits us and the Trustee to enter into supplemental indentures without the consent of the holders of the Securities to, among other things: (a) secure the Securities of one or more series, (b) evidence the assumption by the Successor of our covenants and obligations, under the Indenture and the Securities then outstanding, (c) add covenants or Events of Default for the benefit of the holders of one or more series of the Securities, (d) cure any ambiguity or correct or supplement any defective provision in the Indenture which correction will not be prejudicial to the interests of the holders of the Securities in any material respect, (e) establish the form and terms of the Securities of any series, (f) evidence the acceptance of appointment by a successor Trustee, and (g) make any other modifications which will not be prejudicial to the interests of the holders of the Securities in any material respect.

The Indenture also permits us and the Trustee, with the consent of the holders of a majority in aggregate principal amount of the Securities of each series then outstanding and affected (voting as one class), to add any provisions to, or change in any manner or eliminate any of the provisions of, the Indenture or modify in any manner the rights of the holders of the Securities of each such affected series; provided, however, that we and the Trustee may not, among other things, without the consent of the holder of each Security then outstanding and affected thereby: (a) change the stated maturity of the principal amount of, or any installment of the principal of or the interest on, that Security; (b) reduce the principal amount of or the rate of interest on or any premium payable upon the redemption of that Security; (c) reduce the amount of principal of an original issue discount Security payable upon acceleration of the maturity thereof; (d) change the place or currency of payment of the principal of or any premium or interest on that Security; (e) impair the right to institute suit for the enforcement of payment of this kind with respect to that Security on or after the stated maturity thereof; or (f) reduce the percentage in principal amount of the outstanding Securities of the affected series, the consent of whose holders is required for modification or amendment of the Indenture, or for any waiver with respect to defaults, breaches, Events of Default or declarations of acceleration.

The holders of a majority in aggregate principal amount of the Securities of all series at the time outstanding with respect to which a default or breach or an Event of Default shall have occurred and be continuing (voting as one class) may on behalf of the holders of all such affected Securities waive any past default or breach or Event of Default and its consequences, except a default in the payment of the principal of or premium or interest on any Security of any series or an Event of Default in respect of a covenant or provision of the Indenture or of any Security which cannot be modified or amended without the consent of the holder of each Security affected.

Defeasance

The Indenture provides that, at our option, we will be discharged from any and all obligations with respect to the Securities of any series (except for certain obligations to register the transfer or exchange of the Securities of that series, to replace mutilated, destroyed, lost or stolen Securities of that series, to maintain paying agencies, to compensate and indemnify the Trustee and to maintain the trust described below) (hereinafter called a “defeasance”) upon the irrevocable deposit with the Trustee, in trust, of money, and/or securities of the government which issued the currency in which the Securities of that series are payable or securities backed by the full faith and credit of that government which, through the payment of the principal thereof and the interest thereon in accordance with their terms, will provide money, in an amount sufficient to pay all the principal of and any premium and interest on the Securities of that series on the stated maturity of those payments in accordance with the terms of the Securities of that series. Such a defeasance may be effected only if, among other things, (a) we have delivered to the Trustee an opinion of counsel (who may be our independent counsel) stating that we have received from, or there has been published by, the Internal Revenue Service a ruling or there has been a change in the applicable laws or regulations, in either case to the effect that the holders of the Securities of that series will not recognize income, gain or loss for United States federal income tax purposes as a result of that defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if that defeasance had not occurred, and (b) we have delivered to the Trustee an opinion of counsel in Canada (who may be our independent counsel) or a ruling from the Canada Revenue Agency to the effect that the holders of the Securities of that series will not recognize income, gain or loss for Canadian federal or provincial income or other Canadian tax purposes as a result of that defeasance and will be subject to Canadian federal or provincial income and other Canadian tax on the same amounts, in the same manner and at the same times as would have been the case if that defeasance had not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of the Securities include holders who are not resident in Canada). In addition, we may obtain a discharge of the Indenture with respect to the Securities of all series issued under the Indenture by depositing with the Trustee, in trust, an amount of money and government securities as shall be sufficient to pay, at stated maturity or upon redemption, all of those Securities, provided that those Securities are by their terms to become due and payable within one year or are to be called for redemption within one year.

The Indenture also provides that we may omit to comply with the restrictive covenants described under the caption “Negative Pledge” and certain other covenants and no Event of Default shall arise with respect to the Securities of that series by reason of this failure to comply (hereinafter called a “covenant defeasance”), upon the irrevocable deposit with the Trustee, in trust, of money and/or securities of the government which issued the currency in which the Securities of that series are payable or securities backed by the full faith and credit of that government which, through the payment of the principal thereof and the interest thereon in accordance with their terms, will provide money, in an amount sufficient to pay all the principal of and any premium and interest on the Securities of that series on the stated maturity of those payments in accordance with the terms of the Securities of that series. Our other obligations with respect to the Securities of that series would remain in full force and effect. A covenant defeasance may be effected only if, among other things, (a) we have delivered to the Trustee an opinion of counsel (who may be our independent counsel) to the effect that the holders of Securities of that series will not recognize income, gain or loss for United States federal income tax purposes as a result of the covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if that covenant defeasance had not occurred, and (b) we have delivered to the Trustee an opinion of counsel in Canada (who may be our independent counsel) or a ruling from the Canada Revenue Agency to the effect that the holders of the Securities of that series will not recognize income, gain or loss for Canadian federal or provincial income or other Canadian tax purposes as a result of that defeasance and will be subject to Canadian federal or provincial income and other Canadian tax on the same amounts, in the same manner and at the same times as would have been the case if that defeasance had not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of the Securities include holders who are not resident in Canada).

In the event that we exercise our option to effect a covenant defeasance with respect to the Securities of any series and the Securities of that series are thereafter declared due and payable because of the occurrence of another Event of Default, the amount of money and securities on deposit with the Trustee would be sufficient to pay the amounts due on the Securities of that series at their respective stated maturities, but may not be sufficient to pay the amounts due on the Securities of that series at the time of the acceleration resulting from that Event of Default. However, we would remain liable for this deficiency.

Consent to Service

We have designated CT Corporation System, 111 Eighth Avenue, 13th Floor, New York, New York, 10011 as its authorized agent for service of process in the United States in any action, suit or proceeding arising out of or relating to the Indenture or the Securities and for actions brought under federal or state securities law in any federal or state court located in New York, New York and irrevocably submit to the non-exclusive jurisdiction of any such court.

Governing Law

The Indenture and the Securities will be governed by and construed in accordance with the laws of the State of New York.

Enforceability Of Judgments

We are incorporated and governed by the laws of Canada. A substantial portion of our assets are located outside the United States and some or all of the directors and officers and some or all of the experts named herein are residents of Canada. As a result, it may be difficult for investors to effect service within the United States upon us and upon those directors, officers and experts, or to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers or experts. We have also been advised by Macleod Dixon llp that there is some doubt as to the enforceability in Canada by a court in original actions, or in actions to enforce judgments of United States courts, of liabilities predicated upon United States federal securities laws.

PLAN OF DISTRIBUTION

We may sell the debt securities to or through underwriters or dealers. We may also sell the debt securities to one or more other purchasers directly or through agents.

The applicable prospectus supplement will set forth the terms of the offering, including the name or names of any underwriters or agents, the purchase price or prices of the debt securities to be offered, the proceeds to us from the sale of the debt securities to be offered, any initial public offering price, any underwriting discount or commission and any discounts, concessions or commissions allowed or reallowed or paid by any underwriter to other dealers. Any initial public offering price and any discounts, concessions or commissions allowed or reallowed or paid to dealers may be changed from time to time.

The debt securities may be sold from time to time in one or more transactions at a fixed price or fixed prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to these prevailing market prices or at negotiated prices.

If so indicated in the applicable prospectus supplement, we may authorize dealers or other persons acting as our agents to solicit offers by certain institutions to purchase the debt securities directly from us pursuant to contracts providing for payment and delivery on a future date. These contracts will be subject only to the conditions set forth in the applicable prospectus supplement or supplements, which will also set forth the commission payable for solicitation of these contracts.

Underwriters, dealers and agents who participate in the distribution of the debt securities may be entitled under agreements to be entered into with us to indemnification by us against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended, or to contribution with respect to payments which those underwriters, dealers or agents may be required to make in respect thereof. Those underwriters, dealers and agents may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

Each series of the debt securities will be a new issue of securities with no established trading market. Unless otherwise specified in an applicable prospectus supplement relating to a series of debt securities, the debt securities will not be listed on any securities exchange or on any automated dealer quotation system. Some broker-dealers may make a market in the debt securities, but they will not be obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the debt securities of any series or that an active public market for the debt securities of any series will develop. If an active public trading market for the debt securities of any series does not develop, the market price and liquidity of such series of debt securities may be adversely affected.

EARNINGS COVERAGE

The following consolidated earnings coverage ratios of CPRL are calculated for the twelve-month period ended December 31, 2006 based on audited financial information and for the twelve-month period ended March 31, 2007 based on unaudited financial information. The ratios have been calculated based on information prepared in accordance with Canadian GAAP. The interest coverage ratios set out below do not purport to be indicative of interest coverage ratios for any future periods. These coverage ratios do not give effect to the issuance of securities that may be issued pursuant to this prospectus and any prospectus supplement, since the aggregate principal amounts and the terms of such securities are not presently known.

	Twelve Months	Twelve Months
	Ended	Ended
	December 31,	March 31,
	2006	2007

Earnings coverage on long-term debt
Before foreign exchange on long-term debt(1)(3)	6.0	6.1
After foreign exchange on long-term debt(2)(3)	6.0	6.2

Notes:

(1)	Earnings coverage is equal to income (before foreign exchange on long-term debt) before net interest expense and income tax expense divided by net interest expense on all debt.

(2)	Earnings coverage is equal to income (after foreign exchange on long-term debt) before net interest expense and income tax expense divided by net interest expense on all debt.

(3)	The earnings coverage ratios have been calculated excluding carrying charges for the $191.3 million and $31.5 million in long-term debt maturing within one year reflected as current liabilities in CPRL’s consolidated balance sheets as at December 31, 2006 and March 31, 2007, respectively. If such long-term debt maturing within one year had been classified in their entirety as long-term debt for purposes of calculating earnings coverage ratios, the entire amount of the annual carrying charges for such long-term debt maturing within one year would have been reflected in the calculation of CPRL’s earnings coverage ratios. For the twelve-month period ended December 31, 2006, earnings coverage on long-term debt before foreign exchange on long-term debt and after foreign exchange on long-term debt would have been 5.7 and 5.7, respectively. For the twelve-month period ended March 31, 2007, earnings coverage on long-term debt before foreign exchange on long-term debt and after foreign exchange on long-term debt would have been 5.7 and 5.8, respectively.

CPRL’s net interest expense requirements amounted to approximately $183.2 million for the twelve-month period ended December 31, 2006 and approximately $181.1 for the twelve-month period ended March 31, 2007. CPRL’s earnings before net interest expense and income tax expense for the twelve-month period ended December 31, 2006 was approximately $1,100.7 million, which is 6.0 times CPRL’s net interest expense requirements for this period and for the twelve-month period ended March 31, 2007 was approximately $1,120.2 million, which is 6.2 times CPRL’s net interest expense requirements for this period.

If we offer debt securities having a term to maturity in excess of one year under this prospectus and a prospectus supplement, the prospectus supplement will include earnings coverage ratios giving effect to the issuance of such securities.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable prospectus supplement will describe the material Canadian federal income tax consequences to investors of purchasing, owning and disposing of debt securities, including, in the case of an investor who is not a resident of Canada, whether payments of principal, premium, if any, and interest will be subject to Canadian non-resident withholding tax.

The applicable prospectus supplement will also describe certain U.S. federal income tax consequences of the purchase, ownership and disposition of the debt securities by an investor who is a United States person, including, to the extent applicable, certain relevant U.S. federal income tax rules pertaining to capital gains and ordinary income treatment, original issue discount, backup withholding and the foreign tax credit, and any consequences relating to debt securities payable in a currency other than U.S. dollars, issued at an original discount for U.S. federal income tax purposes or containing early redemption provisions or other special terms.

RISK FACTORS

In addition to the risk factors set forth below, additional risk factors relating to our business are discussed in our Annual Information Form and our Management’s Discussion and Analysis, which risk factors are incorporated herein by reference. Prospective purchasers of the debt securities should consider carefully the risk factors set forth below and those incorporated by reference as well as the other information contained in and incorporated by reference in this prospectus and contained in the applicable prospectus supplement before purchasing the debt securities offered hereby.

If any event arising from these risks occurs, our business, prospects, financial condition, results of operations or cash flows, or your investment in the debt securities could be materially adversely affected.

There can be no assurance as to the liquidity of the trading market for the debt securities or that a trading market for the debt securities will develop.

There is no public market for the debt securities and, unless otherwise specified in the applicable prospectus supplement, we do not intend to apply for listing of the debt securities on any securities exchanges. If the debt securities are traded after their initial issue, they may trade at a discount from their initial offering prices depending on prevailing interest rates, the market for similar securities and other factors, including general economic conditions and our financial condition. There can be no assurance as to the liquidity of the trading market for the debt securities or that a trading market for the debt securities will develop.

Credit ratings may not reflect all risks of an investment in the debt securities and may change.

Credit ratings may not reflect all risks associated with an investment in the debt securities. Any credit ratings applied to the debt securities are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in the credit ratings will generally affect the market value of the debt securities. The credit ratings, however, may not reflect the potential impact of risks related to structure, market or other factors discussed herein on the value of the debt securities. There is no assurance that any credit rating assigned to the debt securities will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency.

Changes in interest rates may cause the value of the debt securities to decline.

Prevailing interest rates will affect the market price or value of the debt securities. The market price or value of the debt securities may decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

The debt securities will be effectively subordinated to certain indebtedness of our corporate and partnership subsidiaries.

The debt securities will be our unsubordinated and unsecured obligation and, unless otherwise provided with respect to a series of debt securities, will rank equally with all of our other unsecured, unsubordinated obligations. We conduct a substantial portion of our business through corporate and partnership subsidiaries. Our obligations under the debt securities will be structurally subordinate to all existing and future indebtedness and liabilities, including trade payables, of any of our corporate and partnership subsidiaries.

LEGAL MATTERS

Unless otherwise specified in the applicable prospectus supplement relating to a series of debt securities, certain legal matters will be passed upon for us by Macleod Dixon llp, Calgary, Alberta, and by Paul, Weiss, Rifkind, Wharton & Garrison llp, New York, New York. In addition, certain legal matters relating to United States law will be passed upon for the underwriters, dealers or agents by Shearman & Sterling llp, Toronto, Ontario.

EXPERTS

The consolidated financial statements of CPRL incorporated in this prospectus by reference have been so incorporated by reference in reliance on the audit report of PricewaterhouseCoopers llp, chartered accountants, given on the authority of the said firm as experts in auditing and accounting.

DOCUMENTS FILED AS PART OF THE U.S. REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of the registration statement of which this prospectus is a part insofar as required by the SEC’s Form F-9:

•	the documents listed in the third paragraph under “Where You Can Find More Information” in this prospectus;

•	the consents of accountants and counsel;

•	powers of attorney;

•	the form of trust indenture relating to the Offered Securities; and

•	the statement of eligibility of the trustee on Form T-1.

CONSENT OF AUDITORS

We have read the short form base shelf prospectus of Canadian Pacific Railway Company (the “Company”) dated May 1, 2007 relating to the issue and sale of debt securities in an aggregate principal amount of up to US$1,500,000,000 or its equivalency in any other currency (the “prospectus”). We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned prospectus of our report to the shareholders of Canadian Pacific Railway Limited (“CPRL”) on the consolidated balance sheets of CPRL as at December 31, 2006 and 2005 and the consolidated statements of income, retained income and cash flows for each of the years in the three-year period ended December 31, 2006. Our report is dated March 2, 2007.

(Signed) “PricewaterhouseCoopers LLP”
Chartered Accountants

May 1, 2007

US$700,000,000

US$400,000,000 5.75% Notes due 2013
US$300,000,000 6.50% Notes due 2018

PROSPECTUS SUPPLEMENT

May 14, 2008

Morgan Stanley

RBC Capital Markets
Banc of America Securities LLC
CIBC World Markets
JPMorgan
Scotia Capital
TD Securities